UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐Yes No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Unaudited Condensed Consolidated Financial Statements as of September 30, 2016

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2016

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2016 AND 2015

INDEX

Operating and financial review and prospects as of September 30, 2016	I
Unaudited condensed consolidated financial statements
Unaudited consolidated statements of financial position	1
Unaudited consolidated income statements	2
Unaudited consolidated statements of comprehensive income	3
Unaudited consolidated statements of changes in equity	4
Unaudited consolidated statements of cash flows	5
Notes to the unaudited condensed consolidated financial statements	6
Limited review report on condensed interim consolidated financial statements

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of September 30, 2016 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	The Company and the Telecom Group’s activities for the nine-month periods ended September 30, 2016 (“9M16”) and 2015 (“9M15”)

Total revenues and other income for 9M16 amounted to $38,852 (+35.8% vs. 9M15), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – amounted to $33,358 (+38.0% vs. 9M15), operating income before depreciation and amortization amounted to $10,179 – (+33.2% vs. 9M15) representing 26.2% of consolidated revenues, operating income amounted to $5,494 (+23.8% vs. 9M15) and net income amounted to $2,484 (-10.5% vs. 9M15). Net income attributable to Nortel amounted to $1,362 in 9M16 (-11.0% vs. 9M15).

			Variation
	9M16	9M15	$	%
Revenues	38,818	28,590	10,228	35.8
Other income	34	15	19	126.7
Operating costs without depreciation and amortization	(28,673)	(20,961)	(7,712)	36.8
Operating income before depreciation and amortization	10,179	7,644	2,535	33.2
Depreciation and amortization	(4,485)	(3,154)	(1,331)	42.2
Gain on disposal of PP&E and impairment of PP&E	(200)	(51)	(149)	292.2
Operating income	5,494	4,439	1,055	23.8
Financial results, net	(1,654)	(167)	(1,487)	890.4
Income before income tax expense	3,840	4,272	(432)	(10.1)
Income tax expense	(1,356)	(1,497)	141	(9.4)
Net income	2,484	2,775	(291)	(10.5)

Attributable to:
Nortel (Controlling Company)	1,362	1,530	(168)	(11.0)
Non-controlling interest	1,122	1,245	(123)	9.9
	2,484	2,775	(291)	(10.5)

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	130.44	146.52
Class “B” Preferred Shares	453.42	509.34

●	Total revenues and other income

During 9M16 consolidated total revenues increased 35.8% (+$10,228 vs. 9M15) amounting to $38,818 mainly fueled by the mobile services provided by Personal, Broadband and data transmission businesses.

			Variation
	9M16	9M15	$	%
Services
Retail Voice
Monthly Charges	1,736	992	744	75.0
Measured Services	1,524	1,315	209	15.9
Others	73	72	1	1.4
Wholesale Voice
Fixed and mobile interconnection	620	484	136	28.1
Others	375	250	125	50.0
Data	2,133	1,290	843	65.3
Internet	4,351	3,273	1,078	32.9
Subtotal Fixed Services	10,812	7,676	3,136	40.9
Retail Voice
Monthly Charges	3,695	2,951	744	25.2
Measured Services	1,545	1,443	102	7.1
Roaming	204	209	(5)	(2.4)
Others	811	506	305	60.3
Wholesale Voice
Interconnection	1,168	1,144	24	2.1
Roaming	212	225	(13)	(5.8)
Mobile leases	62	26	36	138.5
Data	5,103	5,376	(273)	(5.1)
Internet	7,497	4,283	3,214	75.0
Subtotal Mobile Services - Personal	20,297	16,163	4,134	25.6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 I

NORTEL INVERSORA S.A.

			Variation
	9M16	9M15	$	%
Retail Voice
Monthly Charges	229	174	55	31.6
Measured Services	256	201	55	27.4
Roaming	13	8	5	62.5
Others	130	58	72	124.1
Wholesale Voice
Interconnection	86	57	29	50.9
Roaming	16	18	(2)	(11.1)
Others	9	5	4	80.0
Data	321	220	101	45.9
Internet	705	388	317	81.7
Subtotal Mobile Services – Núcleo	1,765	1,129	636	56.3
Revenue from services	32,874	24,968	7,906	31.7
Equipment
Fixed Services	78	48	30	62.5
Mobile Services- Personal	5,649	3,468	2,181	62.9
Mobile Services – Núcleo	217	106	111	104.7
Revenue from equipment sales	5,944	3,622	2,322	64.1

Total Revenues	38,818	28,590	10,228	35.8

Services revenues amounted to $32,874 (+31.7% vs. 9M15) and represented 84.7% of consolidated revenues (vs. 87.3% in 9M15). Equipment revenues increased 64.1%, amounting to $5,944 and represented 15.3% of consolidated revenues (vs. 12.7% in 9M15).

Fixed Services

During 9M16, services revenues generated by this segment amounted to $10,812 (+$3,136 or +40.9% vs. 9M15), where Internet revenues have grown the most (+$1,078 or +32.9% vs. 9M15), followed by voice retail services (+$954 or +40.1% vs. 9M15) and data transmission services (+$843 or +65.3% vs. 9M15).

Voice

Voice retail revenues reached $3,333 in 9M16 (+40.1% vs. 9M15). Revenues from regulated services reached approximately 27% of the segment services revenues in 9M16 (vs. 26% in 9M15).

Monthly Charges and Supplementary Services increased $744 or +75.0% vs. 9M15, reaching $1,736, as a consequence of an increase in supplementary services (not regulated), mainly due to a higher monthly charges to commercial customers since May 2016 and to the increase in the prices of non regulated supplementary services.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $1,524 (+$209 or +15.9% vs. 9M15). The increase was mainly due to the increase in plans prices (both in local and long national distance). According to this, local measured service revenues increased 20.7% vs. 9M15 and DLD revenues increased 11.8% vs. 9M15. The Average Monthly Revenue per User (“ARBU”) amounted to $93.1 pesos per month in 9M16 vs. $64.8 pesos per month amounted in 9M15, representing an increase of 43.7%. The remaining retail voice revenues amounted to $73 in 9M16 (slightly higher vs.9M15).

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $194) amounted to $995 in 9M16 (+35.6% vs. 9M15). Interconnection fixed and mobile revenues amounted to $620 (+28.1% vs. 9M15) and the other wholesale revenues amounted to $375 in 9M16 (+50.0% vs. 9M15), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

Data

Data revenues (including the revenues generated by the subsidiary Telecom USA amounting to $6) amounted to $2,133 (+$843 vs. 9M15). These revenues were generated focusing on Telecom Argentina’s position as an integrated ICTs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the $/US$ exchange rate and to the increase in the number of customers of these services (the increase amounted to $587 vs. 9M15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 II

NORTEL INVERSORA S.A.

Internet

Internet revenues amounted to $4,351 (+$1,078 or +32.9% vs. 9M15) mainly due to an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $260.4 pesos per month in 9M16 vs. $199.3 pesos per month in 9M15 (+30.7% vs. 9M15). As of September 30, 2016, Telecom Argentina reached approximately 1,800,000 ADSL customers (of which 1,289,000 correspond to +3Mb access vs. 958,000 in 9M15). These connections represent approximately 45.6% of Telecom Argentina’s fixed lines in service (vs. 44.5% in 9M15). The churn rate per month amounted to 1.5% in 9M16 (vs. 1.4% in 9M15).

Internet services revenues represent 13.2% of consolidated services revenues (vs. 13.1% in 9M15) and 40.2% of Fixed Services segment revenues (vs. 42.6% in 9M15).

Personal Mobile Services

During 9M16, total services revenues amounted to $20,297 (+$4,134 or +25.6% vs. 9M15), being the principal business segment in revenues terms (61.7% and 64.7% of services consolidated revenues in 9M16 and 9M15, respectively). Personal reached 19.9 million subscribers in Argentina (+2.4% vs. 9M15). Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Cuentas claras” plans and Mobile Internet dongles). The churn rate per month amounted to 2.7% in 9M16 (vs. 3.1% in 9M15).

Voice

Voice retail revenues amounted to $6,255 in 9M16 (+22.4% vs. 9M15). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Cuentas claras” subscriber base and prepaid services, and due to the net variation of the subscriber base showing an increase in “Cuentas claras” (+5% vs. 9M15), in postpaid (+3% vs. 9M15),and prepaid subscribers (+2% vs. 9M15).

Voice wholesale revenues amounted to $1,442 in 9M16 (+3.4% vs. 9M15), mainly due to the increase in interconnection traffic average prices (especially TLRD and CPP).

Data

Mobile data services revenues amounted to $5,103 (-$273 or -5.1% vs. 9M15). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption, which decreased $704 as compared to 9M15 (-23.8%). Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal, which represented an inter-annual increase of $369 or +16.2%.

Internet

Mobile Internet revenues amounted to $7,497 (+$3,214 or +75.0% vs. 9M15). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing in all subscribers’ segments.

As a consequence of the increase in VAS consumption (Internet and Data), ARPU increased to $108.2 pesos per month in 9M16 (vs. $88.8 pesos per month in 9M15), which represents an increase of 21.8%.

VAS revenues (data and Internet) amounted to $12,600 (+30.4% vs. 9M15) and represented 62.1% of Personal Mobile Services’ services revenues (vs. 59.8% in 9M15).

Núcleo Mobile Services

This segment generated services revenues equivalent to $1,765 during 9M16 (+$636 or +56.3% vs. 9M15) mainly due to the Internet revenues increase (+81.7% vs. 9M15), mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of September 30, 2016, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 81% and 19% in 9M16 and the effect of the appreciation of the Guaraní respect to the argentine peso reached a 46% (inter-annual).

VAS revenues (data and Internet) amounted to $1,026 (+68.8% vs. 9M15) and represented 58.1% of Núcleo Mobile Services segment services revenues (vs. 53.9% in 9M15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 III

NORTEL INVERSORA S.A.

The Telecom Group’s services revenues increased 31.7% fueled by a 35.6% increase of data and Internet revenues in all segments vs. 9M15, increasing its relative weight over total services revenues according to the following table:

	Nine-month periods ended September 30,				9M16 vs. 9M15 % variation
	2016	%	2015	%
Voice Retail	10,216	31	7,929	32	28.8
Voice Wholesale	2,548	8	2,209	9	15.3
Total Voice	12,764	39	10,138	41	25.9
Data	7,557	23	6,886	27	9.7
Internet	12,553	38	7,944	32	58.0
Total service revenues	32,874	100	24,968	100	31.7

Equipment

Revenues from equipment amounted to $5,944, +$2,322 or +64.1% vs. 9M15. This increase is mainly related to the Personal Mobile Services segment with an increase of $2,181 vs. 9M15 due to higher handsets unit sold (+14% vs. 9M15) with an increase in handset’s average sale prices (+43% vs. 9M15), resulting in a higher operating margin of handsets (+$531 or + 61.3% vs. 9M15).

●	Operating costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– totaled $33,358 in 9M16, which represents an increase of $9,192 or +38.0% vs. 9M15. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of cost of equipment and handsets and the increase in bad debt expenses, among other concepts.

			Variation		Variation in $ by segment
	9M16	9M15	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.	Nortel
Employee benefit expenses and severance payments	(7,218)	(5,296)	(1,922)	36.3	(1,482)	(383)	(56)	(1)
Interconnection costs and other telecommunication charges	(1,954)	(1,559)	(395)	25.3	(209)	(132)	(54)	—
Fees for services, maintenance, materials and supplies	(3,592)	(2,868)	(724)	25.2	(363)	(308)	(49)	(4)
Taxes and fees with the Regulatory Authority	(3,809)	(2,847)	(962)	33.8	(223)	(714)	(21)	(4)
Commissions	(3,841)	(2,976)	(865)	29.1	(47)	(737)	(81)	—
Agent commissions capitalized as SAC	1,046	781	265	33.9	1	258	6	—
Cost of equipment and handsets	(4,725)	(2,857)	(1,868)	65.4	(62)	(1,681)	(125)	—
Cost of equipment and handsets capitalized as SAC	94	66	28	42.4	—	31	(3)	—
Advertising	(548)	(591)	43	(7.3)	15	51	(23)	—
Cost of VAS	(1,142)	(910)	(232)	25.5	(15)	(186)	(31)	—
Provisions	(106)	(174)	68	(39.1)	46	22	—	—
Bad debt expenses	(844)	(410)	(434)	105.9	(41)	(323)	(70)	—
Other operating expenses	(2,034)	(1,320)	(714)	54.1	(338)	(332)	(44)	—
Subtotal	(28,673)	(20,961)	(7,712)	36.8	(2,718)	(4,434)	(551)	(9)
Depreciation of PP&E	(3,087)	(2,165)	(922)	42.6	(255)	(472)	(195)	—
Amortization of SAC and service connection charges	(1,087)	(733)	(354)	48.3	(23)	(300)	(31)	—
Amortization of 3G/4G Licenses	(289)	(227)	(62)	27.3	—	(62)	—	—
Amortization of other intangible assets	(22)	(29)	7	(24.1)	(2)	(1)	10	—
Gain on disposal of PP&E and impairment of PP&E	(200)	(51)	(149)	292.2	(12)	(138)	1	—
Total operating costs	(33,358)	(24,166)	(9,192)	38.0	(3,010)	(5,407)	(766)	(9)

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $7,218 (+$1,922 or +36.3% vs. 9M15). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,246 by the end of 9M16 (vs. 16,274 in 9M15), lines in service per employee reached 357 in the Fixed Services segment (-4.3% vs. 9M15), subscribers per employee reached 4,172 in the Personal Mobile Services segment (+7.4% vs. 9M15) and subscribers per employee reached 6,240 (+0.9% vs. 9M15) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,954 (+$395 or +25.3% vs. 9M15). The increase was mainly due to higher TLRD and roaming costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 IV

NORTEL INVERSORA S.A.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $3,592, +$724 or +25.2% vs. 9M15. The increase was mainly due to higher maintenance costs of radio bases in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses costs, higher costs of sites location and higher storage costs. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $3,809 (+33.8% vs. 9M15), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers and dividends in 9M16 vs. 9M15.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $3,841 (+$865 or +29.1% vs. 9M15). The increase was mainly due to the increase in Agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and the increase of outsourced sales commissions and collection commissions.

On the other hand, agent commissions capitalized as SAC amounted to $1,046, +$265 or +33.9% vs.9M15, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $4,725 (+$1,868 or +65.4% vs. 9M15) mainly due to the increase in the units of handsets sold (+14% vs. 9M15) and the increase in the average unit cost of sales (+44% vs. 9M15) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $94, +$28 or +42.4% vs. 9M15.

Advertising

Advertising amounted to $548 (-$43 vs. 9M15).

Cost of VAS

Cost of VAS amounted to $1,142 (+$232 or +25.5% vs. 9M15). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew as a consequence of several campaigns launched by Personal. Cost of VAS over its related revenues increased from 36% in 9M15 to 38% in 9M16.

Provisions

Provisions amounted to $106, -$68 or -39.1% vs. 9M15. The decrease was mainly due to lower civil and commercial claims (-$64 vs. 9M15) and lower regulatory and municipal contingencies (-$6 vs. 9M15).

Bad debt expenses

Bad debt expenses amounted to $844 (+$434 or +105.9% vs. 9M15), representing approximately 2.2% and 1.4% of the consolidated revenues in 9M16 and 9M15, respectively. The major increase is observed in the Personal Mobile Services segment by $393 as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal and Núcleo to its postpaid and “Cuentas claras” subscribers.

Other operating costs

Other operating costs amounted to $2,034 (+$714 or +54.1% vs. 9M15). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$254 or +48.6% vs. 9M15), among others, in the operations in Argentina; the increase of rent prices (+$172 or +44.3% vs. 9M15), as a result of new agreements and the renegotiation of some of the existing ones and the increase of the consumption of electricity (+$209 or +83.9% vs. 9M15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 V

NORTEL INVERSORA S.A.

●	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $10,179 (+$2,535 or +33.2% vs. 9M15), representing 26.2% of consolidated revenues in 9M16 (vs. 26.7% in 9M15). This growth was mainly fueled by the Fixed Services segment (+$456 or +26.2% vs. 9M15) and Personal Mobile Services segment (+$1,898 or +34.5% vs. 9M15).

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $1,313 in 9M16 vs. $831 in 9M15 (+$482 or +58.0% vs. 9M15), while operating income before depreciation and amortization generated by services sales amounted to $8,866 in 9M16 vs. $6,813 in 9M15 (+$2,053 or +30.1% vs. 9M15).

Depreciation and amortization

Depreciation and amortization amounted to $4,485 (+$1,331 or +42.2% vs. 9M15). The increase in depreciation and amortization includes $922 from PP&E depreciation, $55 from amortization of intangible assets without SAC and $354 from amortization of SAC and service connection costs. The increase in depreciation and amortization corresponds 21% to the Fixed Services segment and 79% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E and impairment of PP&E amounted to a loss of $200 in 9M16 (vs. $51 in 9M15) and were mainly related to the Personal Mobile Services segment for the modernization of the mobile access by the development of 4G.

●	Operating income

Operating income amounted to $5,494 in 9M16 (+$1,055 or +23.8% vs. 9M15). The margin over consolidated revenues represented 14.2% in 9M16 (vs. 15.5% in 9M15). This growth was mainly fueled by the Personal Mobile Services segment (+$925 or +25.2% vs. 9M15) and the Fixed Services segment (+$164 or +24.7% vs. 9M15).

●	Financial results, net

Financial results, net resulted in a net loss of $1,654, representing an increase of $1,487 vs. 9M15. The increase was mainly due to higher net foreign currency exchange losses (+$536) and higher interests on loans (+$925) partially offset by higher interests on receivables (+$119 vs. 9M15).

●	Net income

Nortel reached a net income of $2,484 in 9M16, -$291 or -10.5% as compared to 9M15, representing 6.4% of the consolidated revenues in 9M16 (vs. 9.7% in 9M15). Net income attributable to Nortel amounted to $1,362 in 9M16, -$168 or -11.0% as compared to 9M15.

●	Net financial debt

As of September 30, 2016, consolidated net financial debt (Cash and Cash Equivalents plus financial investments minus financial debt) amounted to $6,553, showing an increase of $5,028 as compared to the consolidated net financial debt as of September 30, 2015 (amounting to $1,525). This variation was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX and cash dividends paid to its shareholders’. As of September 30, 2016, the Fixed Services segment has a net financial asset of $363 and Nortel has a net financial asset of $604, the Personal Mobile Services segment has a net financial debt of $6,928 and the Núcleo Mobile Services segment has a net financial debt of $592.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 VI

NORTEL INVERSORA S.A.

●	Capital expenditures (CAPEX)

CAPEX composition for 9M16 and 9M15 is as follows:

			% of participation		Variation
	9M16	9M15	9M16	9M15	$	%
Fixed Services	2,660	1,793	35%	26%	867	48
Personal Mobile Services	4,564	4,745	59%	70%	(181)	(4)
Núcleo Mobile Services	475	253	6%	4%	222	88
Total CAPEX	7,699	6,791	100%	100%	908	13

PP&E CAPEX amounted to $6,403 and intangible assets CAPEX amounted to $1,296 in 9M16, while in 9M15 amounted to $3,577 and $3,214, respectively (including the acquisition of the last Lot of 4G Licenses for an amount of $2,256).

In relative terms, CAPEX represented 19.8% of consolidated revenues in 9M16 (23.8% in 9M15), and were intended mainly for the external wiring and network access equipment, to the initial deployment of the new 4G network, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 9M16 and 9M15 are as follows:

			% of participation		Variation
	9M16	9M15	9M16	9M15	$	%
Fixed Services	3,269	2,096	38%	26%	1,173	56
Personal Mobile Services	4,845	5,503	56%	70%	(658)	(12)
Núcleo Mobile Services	478	302	6%	4%	176	58
Total additions	8,592	7,901	100%	100%	691	9

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.	The Company and the Telecom Group’s activities for the three-month periods ended September 30, 2016 (“3Q16”) and 2015 (“3Q15”)

Nortel’s net income amounted to $756 in 3Q16, -$41 or -5.1% vs. 3Q15. Net income attributable to Nortel amounted to $412 in 3Q16 (-$31 or -7.0% vs. 3Q15).

Total revenues and other income increased 33.0% vs. 3Q15 and operating income before depreciation and amortization amounted to $3,440 (+$916 or +36.3% vs. 3Q15), representing 25.6% of the consolidated revenues (vs. 25.0% in 3Q15). Operating income amounted to $1,789 (+$483 or +37.0% vs. 3Q15). Financial results, net amounted to -$619 (+$549 loss vs. 3Q15), while income tax expenses amounted to $414 (-$25 or -5.7% vs. 3Q15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 VII

NORTEL INVERSORA S.A.

			Variation
	3Q16	3Q15	$	%
Revenues	13,412	10,094	3,318	32.9
Other income	14	4	10	250.0
Operating costs without depreciation and amortization	(9,986)	(7,574)	(2,412)	31.8
Operating income before depreciation and amortization	3,440	2,524	916	36.3
Depreciation and amortization	(1,591)	(1,164)	(427)	36.7
Gain on disposal of PP&E and impairment of PP&E	(60)	(54)	(6)	11.1
Operating income	1,789	1,306	483	37.0
Financial results, net	(619)	(70)	(549)	784.3
Income before income tax expense	1,170	1,236	(66)	(5.3)
Income tax expense	(414)	(439)	25	(5.7)
Net income	756	797	(41)	(5.1)

Attributable to:
Telecom Argentina (Controlling Company)	412	443	(31)	(7.0)
Non-controlling interest	344	354	(10)	(2.8)
	756	797	(41)	(5.1)
Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	39.46	42.42
Class “B” Preferred Shares	137.16	147.47

During 3Q16 consolidated revenues increased 32.9% (+$3,318 vs. 3Q15) amounting to $13,412, mainly fueled by mobile services provided by Personal and provided by the Fixed Services segment.

			Variation
Services	3Q16	3Q15	$	%
Retail Voice	1,241	846	395	46.7
Wholesale Voice	336	255	81	31.8
Data	731	451	280	62.1
Internet	1,513	1,198	315	26.3
Subtotal Fixed Services	3,821	2,750	1,071	38.9
Retail Voice	2,215	1,850	365	19.7
Wholesale Voice	534	466	68	14.6
Data	1,563	1,763	(200)	(11.3)
Internet	2,827	1,594	1,233	77.4
Subtotal Personal Mobile Services	7,139	5,673	1,466	25.8
Retail Voice	223	148	75	50.7
Wholesale Voice	39	24	15	62.5
Data	116	72	44	61.1
Internet	259	127	132	103.9
Subtotal Núcleo Mobile Services	637	371	266	71.7
Total services revenues	11,597	8,794	2,803	31.9
Equipment
Fixed Services	13	25	(12)	(48.0)
Personal Mobile Services	1,711	1,235	476	38.5
Núcleo Mobile Services	91	40	51	127.5
Total equipment revenues	1,815	1,300	515	39.6

Total revenues	13,412	10,094	3,318	32.9

Consolidated operating costs –including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E– amounted to $11,637 in 3Q16, which represented an increase of $2,845 or +32.4% vs. 3Q15. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Matters, the increase in equipment and handsets costs, the increase of VAS costs and higher losses on impairment of PP&E, partially offset by lower advertising expenses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 VIII

NORTEL INVERSORA S.A.

			Variation
	3Q16	3Q15	$	%
Employee benefit expenses and severance payments	(2,780)	(2,036)	(744)	36.5
Interconnection costs and other telecommunication charges	(624)	(558)	(66)	11.8
Fees for services, maintenance, materials and supplies	(1,250)	(993)	(257)	25.9
Taxes and fees with the Regulatory Authority	(1,311)	(988)	(323)	32.7
Commissions	(1,317)	(1,067)	(250)	23.4
Agent commissions capitalized as SAC	372	268	104	38.8
Cost of equipment and handsets	(1,586)	(1,080)	(506)	46.9
Cost of equipment and handsets capitalized as SAC	38	24	14	58.3
Advertising	(177)	(221)	44	(19.9)
Cost of VAS	(350)	(313)	(37)	11.8
Provisions	(25)	(7)	(18)	257.1
Bad debt expenses	(326)	(129)	(197)	152.7
Other operating expenses	(650)	(474)	(176)	37.1
Subtotal	(9,986)	(7,574)	(2,412)	31.8
Depreciation of PP&E	(1,105)	(774)	(331)	42.8
Amortization of SAC and service connection charges	(381)	(276)	(105)	38.0
Amortization of 3G/4G Licenses	(96)	(96)	—	—
Amortization of other intangible assets	(9)	(18)	9	(50.0)
Gain on disposal of PP&E and impairment of PP&E	(60)	(54)	(6)	11.1
Total operating costs	(11,637)	(8,792)	(2,845)	32.4

CAPEX amounted to $3,204 in 3Q16 and amounted to $2,101 in 3Q15 (+1,103 or +52.5% vs. 3Q15).

4.	Summary of comparative consolidated statements of financial position

	September 30,
	2016	2015	2014	2013	2012
Current assets	13,014	9,734	8,645	10,100	5,898
Non-current assets	30,597	24,360	16,423	11,848	10,270
Total assets	43,611	34,094	25,068	21,948	16,168
Current liabilities	21,584	14,528	8,844	7,649	5,126
Non-current liabilities	3,056	2,889	2,129	2,052	1,727
Total liabilities	24,640	17,417	10,973	9,701	6,853
Equity attributable to Nortel (Controlling Company)	10,513	9,116	7,820	6,645	5,011
Equity attributable non-controlling interest	8,458	7,561	6,275	5,602	4,304
Total Equity	18,971	16,677	14,095	12,247	9,315
Total liabilities and equity	43,611	34,094	25,068	21,948	16,168

5.	Summary of comparative consolidated income statements

	3Q16	3Q15	3Q14	3Q13	3Q12	9M16	9M15	9M14	9M13	9M12
Revenues and other income	13,426	10,098	8,608	7,127	5,652	38,852	28,605	24,223	19,853	16,041
Operating costs	(11,637)	(8,792)	(7,387)	(5,932)	(4,734)	(33,358)	(24,166)	(20,394)	(16,605)	(13,248)
Operating income	1,789	1,306	1,221	1,195	918	5,494	4,439	3,829	3,248	2,793
Financial results, net	(619)	(70)	80	161	48	(1,654)	(167)	242	375	117
Income before income tax expense	1,170	1,236	1,301	1,356	966	3,840	4,272	4,071	3,623	2,910
Income tax expense	(414)	(439)	(454)	(480)	(339)	(1,356)	(1,497)	(1,393)	(1,279)	(1,040)
Net income	756	797	847	876	627	2,484	2,775	2,678	2,344	1,870
Other comprehensive income, net of tax	34	(37)	—	54	26	274	(86)	233	83	47
Total comprehensive income	790	760	847	930	653	2,758	2,689	2,911	2,427	1,917
Attributable to Nortel (Controlling Company)	425	433	466	490	345	1,460	1,501	1,549	1,289	1,000
Attributable to non-controlling interest	365	327	381	440	308	1,298	1,188	1,362	1,138	917

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 IX

NORTEL INVERSORA S.A.

6.	Statistical data (in physical units)

Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	9M16		9M15		9M14		9M13		9M12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,492	(58)	3,552	—	3,538	10	3,575	(248)	3,805	1
NGN lines	1,425	47	1,318	24	1,195	11	1,139	31	1,005	18
Installed lines (a)	4,917	(11)	4,870	24	4,733	21	4,714	(217)	4,810	19

Lines in service (b)	3,946	(28)	4,054	(10)	4,106	3	4,124	10	4,140	(8)

Customers lines (c)	3,874	(27)	3,980	(9)	4,028	3	4,043	10	4,056	(8)

Public phones installed	24	(1)	27	(1)	31	—	34	(1)	38	(1)

Lines in service per 100 inhabitants (d)	18.4	—	19.2	—	20.2	—	20.4	—	20.7	—

Lines in service per employee (e)	357	(1)	373	(2)	370	(1)	373	—	369	(1)

(a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).

(b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.

(c)	The number of customers is measured in relation to the physical occupation of network resources.

(d)	Corresponding to the Northern Region of Argentina.

(e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

	9M16		9M15		9M14		9M13		9M12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,800	2	1,804	18	1,750	24	1,669	35	1,612	18

Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	9M16		9M15		9M14		9M13		9M12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,132	10	2,069	6	2,210	(93)	2,450	12	2,353	57

“Cuentas claras” plans (i)	4,278	(22)	4,092	82	3,915	62	3,749	106	3,341	109

Prepaid subscribers (ii)	13,384	(38)	13,164	(49)	13,451	44	13,374	469	12,731	17

Dongles (iii)	107	(6)	119	(13)	191	(22)	282	(39)	484	3

Total subscribers	19,901	(56)	19,444	26	19,767	(9)	19,855	548	18,909	186

Lines per employee	4,172	—	3,884	—	3,935	—	3,839	—	3,682	—

(i)	Lines which are paid through customer billing.

(ii)	Prepaid lines which were refilled at least once in the last 13 months.

(iii)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras” and prepaid contracts.

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	9M16		9M15		9M14		9M13		9M12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	22	(4)	29	—	30	1	30	1	29	—

“Plan control” subscribers (i)	392	(6)	361	16	311	3	290	12	249	11

Prepaid subscribers (ii)	2,038	(6)	2,020	(1)	1,943	39	1,925	19	1,860	11

Dongles (iii)	75	(12)	114	(4)	136	(5)	157	(5)	125	6

Subtotal mobile	2,527	(28)	2,524	11	2,420	38	2,402	27	2,263	28

Internet subscribers - Wimax	5	—	6	—	5	—	5	(1)	7	—

Total subscribers	2,532	(28)	2,530	11	2,425	38	2,407	26	2,270	28

Lines per employee (iv)	6,240	—	6,186	—	5,817	—	5,547	—	5,214	—

(i)	Lines which are paid through customer billing.

(ii)	Prepaid lines which were refilled at least once in the last 13 months.

(iii)	Corresponds to mobile Internet subscribers with post-paid, “Plan control” and prepaid contracts.

(iv)	Internet Wimax subscribers are not included.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 X

NORTEL INVERSORA S.A.

7.	Consolidated ratios

	9M16	9M15	9M14	9M13	9M12
Liquidity (a)	0.60	0.67	0.98	1.32	1.15
Solvency (b)	0.77	0.96	1.28	1.26	1.36
Locked-up capital (c)	0.70	0.71	0.66	0.54	0.64

(a)	Current assets/Current liabilities.

(b)	Total equity/Total liabilities.

(c)	Non-current assets/Total assets.

8.	Outlook

A new political, economic and regulatory environment for the telecommunications industry is being developed in 2016. Activity levels will continue depending on the country’s macroeconomic situation and, in particular, on the purchasing power and levels of consumption of Telecom Group’s customers. We are aware that in the 9M16 readjustments in prices of many goods and services were implemented as a result of their adaptation to changes in the US dollar exchange rate, after certain exchange restrictions were eliminated and the subsidy policy of several public services was reduced. However, a deceleration of the inflation rate is expected during the fourth quarter of 2016 as a consequence of the monetary policy measures adopted by the Central Bank of Argentina. Also, the announcement made by the National Government of the voluntary declaration of possession of property creates favorable expectations to the public treasury aiming a reactivation of the economic activity for the last quarter of 2016 and during 2017.

We are confident that our products and services demand will remain at fair levels, especially those related to the fixed and mobile Internet usage, taking into account the innovative offerings that the Telecom Group is planning to launch in the market.

The fixed telephony evolution will continue in line with the trend in recent years, influenced by the maturity of the market. The steadily deploying of the “Ultra-Broadband” will continue for Broadband, with new technologies replacing copper with optical fiber in different points of the network. During 2016, Telecom Argentina expects to add 4,000 kilometers of optical fiber to the existing 22,000 kilometers, expanding the network capacity throughout the country, granting more speed and security to its customers’ consumption. Telecom Argentina will continue providing convergent solutions to the corporate segment with a portfolio that provides customers next-generation “Datacenter” services.

To maximize business, Personal will continue to focus on the quality of service, innovation and the deployment of the LTE/4G network at national level. Personal will also continue to work on optimizing the customers’ experience to offer the best “User experience”, improving the coverage and speed of the network. 3G technology will also be expanded with new frequencies and more investment, thus continuing with the technological conversion and capacity enlargement of the network. This infrastructure improvement comes together with the evolution of the “Data Centric” offering in line with the evolution of the mobile market and the new business model that requires evolution and simplification.

Customer service quality will continue to focus mainly on the efficiency of channels and segmentation of the service customer with a customer-centric vision. The self-management channel will also continue to be encouraged (promoting the use of social networks), in order to simplify more and more the customers’ management and control over their lines.

Operational excellence will remain a goal to aim a better use of the physical, human and technological resources of the Group so as to continue meeting profitability expectations of our stakeholders without neglecting the business profitability.

The strategy implemented by the Telecom Argentina’s Management, renewed with the incorporation of a new indirect controlling shareholder and its management team, will procure to lead the convergent connectivity of people, homes and companies. The Telecom Group believes that this goal will be achieved by placing customers and their experience in the core of the operation, developing an innovative offering, establishing an agile and excellent organization, strengthening the employees’ satisfaction and commitment, implementing a major investment plan and reaffirming day by day its commitment to the country and its people.

Baruki González
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2016

 XI

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		September 30,	December 31,
ASSETS	Note	2016	2015
Current Assets
Cash and cash equivalents	2	973	937
Investments	2	780	1,430
Trade receivables	2	7,982	5,663
Other receivables	2	1,036	1,346
Inventories	2	2,243	2,193
Total current assets		13,014	11,569
Non-Current Assets
Trade receivables	2	258	481
Income tax assets	2	323	265
Other receivables	2	361	272
Investments	2	86	333
Property, plant and equipment (“PP&E”)	2	21,993	17,963
Intangible assets	2	7,576	7,659
Total non-current assets		30,597	26,973
TOTAL ASSETS		43,611	38,542
LIABILITIES
Current Liabilities
Trade payables	2	9,729	9,874
Deferred revenues	2	451	477
Financial debt	2	7,981	3,451
Salaries and social security payables	2	1,588	1,262
Income tax payables	2	599	450
Other taxes payables	2	925	1,163
Other liabilities	2	61	61
Provisions	6	250	207
Total current liabilities		21,584	16,945
Non-Current Liabilities
Trade payables	2	25	52
Deferred revenues	2	448	457
Financial debt	2	392	1,449
Salaries and social security payables	2	186	157
Deferred income tax liabilities	2	527	553
Income tax payables	2	7	10
Other liabilities	2	137	101
Provisions	6	1,334	1,165
Total non-current liabilities		3,056	3,944
TOTAL LIABILITIES		24,640	20,889
EQUITY
Equity attributable to Nortel (Controlling Company)		10,513	9,605
Equity attributable to non-controlling interest		8,458	8,048
TOTAL EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)	7	18,971	17,653
TOTAL LIABILITIES AND EQUITY		43,611	38,542

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2016	2015	2016	2015
Revenues	2	13,412	10,094	38,818	28,590
Other income	2	14	4	34	15
Total revenues and other income		13,426	10,098	38,852	28,605
Employee benefit expenses and severance payments	2	(2,780)	(2,036)	(7,218)	(5,296)
Interconnection costs and other telecommunication charges	2	(624)	(558)	(1,954)	(1,559)
Fees for services, maintenance, materials and supplies	2	(1,250)	(993)	(3,592)	(2,868)
Taxes and fees with the Regulatory Authority	2	(1,311)	(988)	(3,809)	(2,847)
Commissions	2	(945)	(799)	(2,795)	(2,195)
Cost of equipments and handsets	2	(1,548)	(1,056)	(4,631)	(2,791)
Advertising	2	(177)	(221)	(548)	(591)
Cost of VAS	2	(350)	(313)	(1,142)	(910)
Provisions	6	(25)	(7)	(106)	(174)
Bad debt expenses	2	(326)	(129)	(844)	(410)
Other operating expenses	2	(650)	(474)	(2,034)	(1,320)
Depreciation and amortization	2	(1,591)	(1,164)	(4,485)	(3,154)
Gain on disposal of PP&E and impairment of PP&E	2	(60)	(54)	(200)	(51)
Operating income		1,789	1,306	5,494	4,439
Finance income	2	146	274	629	562
Finance expenses	2	(765)	(344)	(2,283)	(729)
Income before income tax expense		1,170	1,236	3,840	4,272
Income tax expense	2	(414)	(439)	(1,356)	(1,497)
Net income for the period		756	797	2,484	2,775

Attributable to:
Nortel (Controlling Company)		412	443	1,362	1,530
Non-controlling interest		344	354	1,122	1,245
		756	797	2,484	2,775

Earnings per share attributable to Nortel – basic and diluted	1.d
Ordinary shares		39.46	42.42	130.44	146.52
Class “B” Preferred Shares		137.16	147.47	453.42	509.34

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015

Net income for the period	756	797	2,484	2,775

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	34	(40)	282	(89)
NDF effects classified as hedges	—	4	—	4
Tax NDF effects classified as hedges	—	(1)	—	(1)
Subsidiaries’ NDF effects classified as hedges	—	—	(8)	—
Other components of the comprehensive income, net of tax	34	(37)	274	(86)

Total comprehensive income for the period	790	760	2,758	2,689

Attributable to:
Nortel (Controlling Company)	425	433	1,460	1,501
Non-controlling interest	365	327	1,298	1,188
	790	760	2,758	2,689

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel (Controlling Company)
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future cash dividends payments	Special reserve for IFRS implemen- tation	Other compre-hensive income	Retained earnings	Total	Equity attributable to non-controlling interest	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2015	53	15	108	15	(155)	180	5,531	204	195	2,039	8,185	6,751	14,936
Dividends of Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Reserve for future cash dividends payments (4)	—	—	—	—	—	—	2,039	—	—	(2,039)	—	—	—
Dividends from Telecom Argentina (5)	—	—	—	—	—	—	—	—	—	—	—	(357)	(357)
Dividends (6)	—	—	—	—	—	—	(570)	—	—	—	(570)	—	(570)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	1,530	1,530	1,245	2,775
Other comprehensive income	—	—	—	—	—	—	—	—	(29)	—	(29)	(57)	(86)
Total Comprehensive Income	—	—	—	—	—	—	—	—	(29)	1,530	1,501	1,188	2,689

Balances as of September 30, 2015	53	15	108	15	(155)	180	7,000	204	166	1,530	9,116	7,561	16,677

Balances as of January 1, 2016	53	15	108	15	(155)	180	7,000	204	294	1,891	9,605	8,048	17,653
Reserve for future cash dividends payments (7)	—	—	—	—	—	—	1,891	—	—	(1,891)	—	—	—
Dividends from Telecom Argentina (8)	—	—	—	—	—	—	—	—	—	—	—	(888)	(888)
Dividends (9)	—	—	—	—	—	—	(380)	—	—	—	(380)	—	(380)
Dividends (10)	—	—	—	—	—	—	(172)	—	—	—	(172)	—	(172)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	1,362	1,362	1,122	2,484
Other comprehensive income	—	—	—	—	—	—	—	—	98	—	98	176	274
Total Comprehensive Income	—	—	—	—	—	—	—	—	98	1,362	1,460	1,298	2,758

Balances as of September 30, 2016	53	15	108	15	(155)	180	8,339	204	392	1,362	10,513	8,458	18,971

(1) As of September 30, 2016 and 2015 all shares of common stock and Series “B” Preferred shares were issued and fully paid.

(2) See Note 7 – Equity to these consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015.

(4) As approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015.

(5) As approved by the Ordinary Shareholders’ Meeting of Telecom Argentina held on April 29, 2015.

(6) As approved by the Company’s Board of Directors Meeting held on May 18, 2015.

(7) As approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016.

(8) As approved by the Telecom Argentina’s Board of Directors Meeting held on April 29, 2016.

(9) As approved by the Company’s Board of Directors Meeting held on April 29, 2016.

(10) As approved by the Company’s Board of Directors Meeting held on August 9, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Nine-month periods ended September 30,
	Note	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		2,484	2,775
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	2	844	410
Allowance for obsolescence of inventories, materials and other deducted from assets		54	31
Depreciation of PP&E	2	3,087	2,165
Amortization of intangible assets	2	1,398	989
Consumption of materials	2	346	216
Gain on disposal of PP&E and impairment of PP&E	2	200	51
Net book value of disposals of PP&E		11	—
Provisions	6	106	174
Other financial losses		1,147	212
Income tax expense	2	1,356	1,497
Income tax paid	3	(1,294)	(1,202)
Net increase in assets	3	(2,728)	(2,922)
Net (decrease) increase in liabilities	3	(683)	492
Total cash flows provided by operating activities		6,328	4,888
CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(6,808)	(3,192)
Acquisition of 4G License	3	—	(2,256)
Intangible assets acquisitions	3	(1,317)	(894)
Proceeds from the sale of PP&E		13	20
Investments not considered as cash and cash equivalents	3	1,139	(997)
Total cash flows used in investing activities		(6,973)	(7,319)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	4,478	3,468
Payment of financial debt	3	(1,231)	(25)
Payment of interest and related costs	3	(1,189)	(238)
Payment of cash dividends and related tax withholdings	3	(1,440)	(946)
Total cash flows provided by financing activities		618	2,259

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		63	14

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		36	(158)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		937	863
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		973	705

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF  SEPTEMBER 30, 2016 AND 2015

(In millions of Argentine pesos, except as otherwise indicated)

INDEX

		Page
	Glossary of terms	7
	Notes to the unaudited condensed consolidated financial statements
1	Basis of preparation of the unaudited condensed consolidated financial statements and significant accounting policies	9
2	Breakdown of the main accounts	12
3	Supplementary cash flow information	24
4	Segment information	28
5	Balances and transactions with companies under sect. 33 of Law No. 19,550 and related parties	31
6	Commitments and contingencies of the Telecom Group	33
7	Equity	34
8	Restrictions on distribution of profits	36
9	Selected consolidated quarterly information	36
10	Recent developments corresponding to the nine-month period ended September 30, 2016 for the Telecom Group	36
11	Subsequent events to September 30, 2016	43

NORTEL INVERSORA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LLC, the parent company of Sofora.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT: Information and Communication Technologies.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de Sociedades Comerciales): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “Ley General de Sociedades”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Núcleo: Núcleo S.A.

NORTEL INVERSORA S.A.

NYSE: New York Stock Exchange.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Regulatory Bodies: Previously, the SC, the CNC and the AFTIC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SAC: Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SECTIC (Secretaría de Tecnologías de la Información y las Comunicaciones): ICT Secretary.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group / Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

Tuves: Tuves Paraguay S.A.

US GAAP: United States of America Accounting Standards.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

NORTEL INVERSORA S.A.

NOTE 1 –  BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV for most of public companies, these consolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) and in accordance with IFRS as issued by the IASB, as adopted by the CPCECABA.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2015 annual consolidated financial statements which can be consulted at the Company’s website (www.nortelsa.com.ar/inversores).

As of September 30, 2016, entities included in the consolidation process and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights (i)	Percentage of capital stock owned by Telecom Argentina and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom Argentina	(iv) 55.60%			11.08.90	Fixed Services
Personal	0.01%	99.99%	Telecom Argentina	07.06.94	Personal Mobile Services
Micro Sistemas (ii)	0.01%	99.99%	Telecom Argentina	12.31.97	Fixed Services
Telecom USA		100.00%	Telecom Argentina	09.12.00	Fixed Services
Núcleo (iii)		67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)		67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)	Percentage of equity interest owned has been rounded.

(ii)	Dormant entity as of September 30, 2016 and December 31, 2015 and for the nine-month periods ended September 30, 2016 and 2015.

(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iv)	Corresponds to Nortel’s equity interest in Telecom Argentina as of September 30, 2016, considering Telecom Argentina’s total outstanding shares Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of September 30, 2016.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual consolidated financial statements.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended September 30, 2016 was approved by resolution of the Board of Directors’ meeting held on November 8, 2016.

b)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

●	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;

NORTEL INVERSORA S.A.

●	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

●	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

●	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

●	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No, 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

c)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the periods indicated:

	Nine-month periods ended September 30,
	2016	2015
Numerator:
Net income attributable to Nortel	1,362	1,530
Net income available to Class “B” Preferred Shares	(666.73)	(748.97)
Net income available to common shares	695.27	781.03
Denominator:
Number of common shares outstanding	5,330,400	5,330,400
Basic and diluted net income per common share	130.44	146.52

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	666.73	748.97
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455
Basic and diluted net income per Class “B” Preferred Share	453.42	509.34

e)	Application of IAS 29 (Financial reporting in “hyperinflationary” economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. It is worth mentioning that if at any time an economy qualifies as “hyperinflationary” as a result of the qualitative and quantitative assessment established by paragraph 3 of IAS 29, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (February 2003 for entities of Telecom Group located in Argentina) or from the acquisition date for assets acquired after that date.

NORTEL INVERSORA S.A.

In compliance with the provisions of IAS 29, the Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually a cumulative inflation rate over three years approaching or exceeding 100% is used as reference in conjunction with other qualitative factors related to the macroeconomic environment.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

After declaring a state of statistical emergency in January 2016 and due to the reorganization of the INDEC structure, that agency was impelled to publish the Internal Wholesale Price Index for November and December 2015 and the Consumer Price Index for the period November 2015- April 2016. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistic System until the INDEC publishes Price Indexes in compliance with international standards of quality. Finally, in May 2016 the INDEC published the Internal Wholesale Price Index (“IPIM”) retroactively from January 2016 while the Consumer Price Index (“IPC”) was published from May 2016.

Therefore, for year 2015 the Company analysis was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and it was complemented applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. It is worth mentioning that this simplified procedure as provided in paragraph 17 of IAS 29 was performed due to the unavailability of official statistics at national level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), with the exceptions explained above regarding the use of alternative indexes for November and December 2015:

	2013	2014	2015 (*)
Consumer Price Variation
Annual	10.9%	23.9%	20.6%
3 years accumulated	34.7%	52.4%	65.8%

Internal Wholesale Price Variation
Annual	14.8%	28.3%	19.2%
3 years accumulated	46.2%	66.5%	75.4%

(*) Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were complemented with November and December 2015 Consumer Price Index average rates for these two months published by the Province of San Luis and the City of Buenos Aires (7.8%).As of the date of these Financial Statements we have taken note that the INDEC will not publish Internal Wholesale Price Index for November and December 2015 nor they will review the inflation rates for prior periods.

According to the high inflation levels in Argentina registered in the last years, the Company’s Management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph. Based on the analysis made at December 31, 2015 and with the evidence available as of the date of issuance of the consolidated financial statements then ended, the Company’s Management concluded that Argentina did not qualify as a “hyperinflationary” country in terms of IAS 29.

Under US GAAP the argentine economy was not considered highly inflationary at December 31, 2015 according with the conclusions of the “International Practices Task Force” (IPTF) dated May 2016, to which the Company has had access. An extract of the meeting, stated the following: “The SEC staff noted the IMF’s concerns on the accuracy of the inflation data. However, the SEC staff noted that they have not observed objectively verifiable data that would indicate the economy of Argentina is highly-inflationary at December 31, 2015. The staff would expect registrants to monitor the level of inflation, in combination with other pertinent factors and data points, in determining whether Argentina should be considered a highly-inflationary economy.”

While there may be differences in the definition of a “hyperinflationary” environment between IFRS and US GAAP, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, therefore, considers that the IPTF conclusion is consistent with the conclusions arrived in the analysis made by the Company’s Management.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No. 664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities –including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III - Article 3 - paragraph 1).

NORTEL INVERSORA S.A.

Developments of the 9M16

The indexes published by the INDEC as from May 2016 (a variation for the nine month period ended September 30, 2016 of 29.5 % for the IPC and 31.3% for the IPIM and a variation for the three-year period of approximately 99.8% for the IPC and approximately 108.4% for the IPIM) have shown high level of inflation that reflects among other factors the impact on internal price due to the devaluation of the argentine peso against the US dollar since December 2015, the elimination of exchange rate restrictions and the increase of the public service rates allowed by the Government after more than ten years of rate freezing.

All these qualitative and quantitative circumstances, require that issuers, regulatory authorities both in Argentina and abroad, and the accounting profession reach a conclusion whether the argentine economy qualifies as “hyperinflationary” under the terms of IAS 29 for the year 2016. Discussions on this matter have been recently initiated among the players involved in the assessment process and it is expected that resolutions will be reached before the issuance of the annual financial statements as of December 31, 2016.

Company’s Management believes that the periodic assessment of the macroeconomic environment of the countries in which it operates and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, related to the impact that such restatement might have on their financial position and results of operations of Argentine companies, including Nortel.

In the case that IAS 29 should be applied in Argentina during year 2016 as a result of the consensus reached by the argentine accounting profession and the regulatory authorities both in Argentina and abroad, Management of the Company has performed an aggregate estimation of its effects taking into account that the restatement for inflation should be made from February 2003 only for argentine entities of the Group and using the IPIM evolution published by the INDEC (which increased approximately 498% in the period February 2003 – September 2016, assuming an inflation rate of 7.8% for November - December 2015 period as explained above).

The Company’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators – which as of the date are forbidden to accept the filing of financial statements restated for inflation according to Decree No.664/03 and its supplementary standards. The Company’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	September 30,	December 31,
CURRENT ASSETS	2016	2015
a) Cash and cash equivalents
Cash	28	25
Banks	500	245
Time deposits	79	217
Other short-term investments	366	450
	973	937
b) Investments
Government bonds at fair value	708	616
Government bonds at fair value – US dollar linked	—	576
Government bonds at amortized cost – US dollar linked	—	133
Provincial and Municipal government bonds at amortized cost – US dollar linked	36	74
Provincial and Municipal government bonds at amortized cost	36	31
	780	1,430
c) Trade receivables
Fixed Services	1,879	1,449
Personal Mobile Services – Services sales	3,333	2,659
Personal Mobile Services – Equipment sales	3,101	1,759
Núcleo Mobile Services	270	182
Subtotal	8,583	6,049
Allowance for doubtful accounts	(601)	(386)
	7,982	5,663

NORTEL INVERSORA S.A.

Movements in the allowance for current doubtful accounts are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	(386)	(292)
Additions – Bad debt expenses	(844)	(410)
Uses	631	362
Currency translation adjustments	(2)	—
At the end of the period	(601)	(340)

	September 30,	December 31,
d) Other receivables	2016	2015
Prepaid expenses	532	346
Expenses reimbursement	127	95
Unionized employees advances	46	57
Subscriber’s handsets insurance	75	3
Tax credits	41	165
Restricted funds	26	26
Receivables for return of handsets under warranty	18	9
Tax on personal property – on behalf of shareholders	14	25
Guarantee deposits	6	5
PP&E disposal receivables	1	26
NDF	—	466
Prepaid expenses related parties (Note 5.c)	—	36
Other	174	112
Subtotal	1,060	1,371
Allowance for other receivables	(24)	(25)
	1,036	1,346

Movements in the allowance for other receivables are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	(25)	(23)
Additions	(1)	(3)
Uses	2	1
At the end of the period	(24)	(25)

	September 30,	December 31,
e) Inventories	2016	2015
Mobile handsets and other	2,306	2,218
Advances for mobile handsets acquisitions	—	47
Fixed telephones and equipment	17	14
Subtotal	2,323	2,279
Allowance for obsolescence of inventories	(80)	(86)
	2,243	2,193

Movements in the allowance for obsolescence of inventories are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	(86)	(73)
Additions – Fees for services, maintenance and materials	(36)	(23)
Uses	42	8
Currency translation adjustments	—	1
At the end of the period	(80)	(87)

NORTEL INVERSORA S.A.

Sale and cost of equipment and handsets by business segment is as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
	Profit (loss)
Sales of equipment and handsets - Fixed Services	13	25	78	48
Cost of equipment and handsets – Fixed Services	(39)	(31)	(126)	(64)
Total equipment loss – Fixed Services	(26)	(6)	(48)	(16)
Sales of equipment and handsets – Personal Mobile Services	1,711	1,235	5,649	3,468
Cost of equipment and handsets – Personal Mobile Services	(1,441)	(990)	(4,308)	(2,627)
Deferred Costs SAC – Personal Mobile Services	30	11	56	25
Total equipment income – Personal Mobile Services	300	256	1,397	866
Sales of equipment and handsets – Núcleo Mobile Services	91	40	217	106
Cost of equipment and handsets – Núcleo Mobile Services	(106)	(59)	(291)	(166)
Deferred Costs SAC – Núcleo Mobile Services	8	13	38	41
Total equipment loss – Núcleo Mobile Services	(7)	(6)	(36)	(19)
Total equipment and handsets sale	1,815	1,300	5,944	3,622
Total cost of equipment and handsets (net of SAC capitalization)	(1,548)	(1,056)	(4,631)	(2,791)
Total income for sale of equipment and handsets	267	244	1,313	831

NON-CURRENT ASSETS	September 30,	December 31,
f) Trade receivables	2016	2015
Fixed Services	17	17
Personal Mobile Services – Equipment sales	—	300
Núcleo Mobile Services – Equipment sales	241	164
	258	481
g) Other receivables
Prepaid expenses	266	166
Credit on SC Resolution No. 41/07 and IDC	84	84
Restricted funds	32	32
Tax on personal property – on behalf of shareholders	31	31
Regulatory credits (Paraguay)	27	22
Tax credits	28	29
Guarantee deposits	14	12
Other	11	28
Subtotal	493	404
Allowance for regulatory matters	(84)	(84)
Allowance for doubtful accounts (tax on personal property)	(31)	(31)
Allowance for other tax credits	(17)	(17)
	361	272

Movements in the allowance for regulatory matters are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	(84)	(85)
Uses	—	1
At the end of the period	(84)	(84)

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	(31)	(31)
Additions	—	—
At the end of the period	(31)	(31)

Movements in the allowance for tax credits are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	(17)	(17)
Additions	—	—
At the end of the period	(17)	(17)

NORTEL INVERSORA S.A.

	September 30	December 31,
h) Investments	2016	2015
Municipal government bonds at amortized cost – US dollar linked	59	—
Provincial and municipal government bonds at amortized cost	8	62
Government bonds at amortized cost – US dollar linked	—	261
Tuves shares purchase option	18	9
2003 Telecommunications Fund	1	1
	86	333
i) PP&E
Land, buildings and facilities	1,240	1,088
Computer equipment and software	1,849	1,885
Switching and transmission equipment (i)	4,973	4,368
Mobile network access and external wiring	7,922	5,643
Construction in progress	3,576	3,015
Other tangible assets	686	567
Subtotal PP&E	20,246	16,566
Materials	2,210	1,652
Valuation allowance for materials	(65)	(52)
Impairment of PP&E	(398)	(203)
Total PP&E	21,993	17,963

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	18,218	13,933
CAPEX	6,403	3,577
Materials	893	1,110
Total PP&E additions	7,296	4,687
Currency translation adjustments	406	(124)
Consumption of materials	(346)	(216)
Decrease	(30)	(60)
Depreciation of the period	(3,088)	(2,166)
At the end of the period	22,456	16,054

Movements in the valuation allowance for materials are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	(52)	(24)
Additions - Fees for services, maintenance, and materials	(17)	(5)
Uses	4	—
At the end of the period	(65)	(29)

Movements in the impairment of PP&E are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	(203)	(100)
Additions – Impairment of PP&E	(196)	(72)
Additions – Fees for services	—	(8)
Depreciation of the period	1	1
Uses	—	49
At the end of the period	(398)	(130)

	September 30,	December 31,
j) Intangible assets	2016	2015
SAC – fixed services	109	116
SAC – mobile services	1,377	1,156
Service connection or habilitation costs	116	107
3G/4G Licenses	5,154	5,443
PCS License	588	588
Rights of use and exclusivity	231	248
Other intangible assets	1	1
	7,576	7,659

NORTEL INVERSORA S.A.

Movements in Intangible assets are as follows:

	Nine-month periods ended September 30,
	2016	2015
At the beginning of the year	7,659	5,331
Acquisitions	1,296	958
4G Licenses acquisitions	—	2,256
Currency translation adjustments	19	(6)
Amortization of the period	(1,398)	(989)
At the end of the period	7,576	7,550

CURRENT LIABILITIES	September 30,	December 31,
k) Trade payables	2016	2015
For the acquisition of PP&E	4,667	5,022
For the acquisition of other assets and services	3,447	2,992
For the acquisition of inventory	1,143	1,335
Subtotal suppliers	9,257	9,349
Agent commissions	472	525
	9,729	9,874
l) Deferred revenues
On prepaid calling cards – Fixed and Mobile Services	250	312
On mobile customer loyalty programs	85	78
On international capacity rental	59	47
On connection fees – Fixed Services	36	35
From CONATEL – Núcleo Mobile Services	6	5
Other	15	—
	451	477
m) Financial debt
Bank overdrafts – principal (Personal)	6,236	3,062
Bank overdrafts – principal (Telecom Argentina)	16	—
Bank overdrafts – principal (Núcleo)	—	84
Bank loans – principal (Personal)	598	—
Bank loans – principal (Núcleo)	434	193
Notes – principal (Personal)	566	—
Accrued interests (Personal)	124	104
Accrued interests (Núcleo)	7	8
	7,981	3,451
n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	1,176	850
Social security payables	299	324
Termination benefits	113	88
	1,588	1,262
o) Income tax payables
Income tax payables 2015	—	1,733
Income tax payables 2016	1,549	—
Income tax retentions and payments in advance	(956)	(1,288)
Law No. 26,476 Tax Regularization Regime	6	5
	599	450
p) Other taxes payables
VAT, net	290	452
Tax withholdings	178	201
Internal taxes	116	111
Tax on SU	109	91
Regulatory fees	87	74
Turnover tax	65	143
Municipal taxes	45	46
Perception Decree No. 583/10 ENARD	21	20
Tax on personal property – on behalf of shareholders	14	25
	925	1,163
q) Other liabilities
Compensation for directors and members of the Supervisory Committee	38	38
Guarantees received	14	12
Other	9	11
	61	61

NORTEL INVERSORA S.A.

NON-CURRENT LIABILITIES	September 30,	December 31,
r) Trade payables	2016	2015
For the acquisition of PP&E	25	52
	25	52
s) Deferred revenues
On international capacity rental – Fixed Services	263	290
On mobile customer loyalty programs	100	84
On connection fees – Fixed Services	85	79
From CONATEL– Núcleo Mobile Services	—	4
	448	457
t) Financial debt
Notes – principal (Personal)	147	713
Bank loans – principal (Personal)	—	509
Bank loans – principal (Núcleo)	245	227
	392	1,449
u) Salaries and social security payables
Termination benefits	136	117
Bonuses	50	40
	186	157
v) Income tax payables
Law No. 26,476 Tax Regularization Regime	7	10
	7	10
w) Other liabilities
Pension benefits	130	95
Legal fees	4	4
Other	3	2
	137	101

x) Income tax asset and deferred income tax asset and liability

The Telecom Group and the Company’s income tax assets and deferred income tax asset and liability consist of the following:

	Deferred tax assets			Deferred tax liabilities
As of September 30, 2016	Telecom Argentina	Telecom USA	Total	The Company	Personal	Núcleo	Total
Allowance for doubtful accounts	53	2	55	—	247	13	260
Provisions	329	—	329	—	158	—	158
PP&E	—	—	—	—	—	19	19
Inventory	—	—	—	—	108	—	108
Termination benefits	77	—	77	—	—	—	—
Deferred revenues	82	—	82	—	—	—	—
Pension benefits	46	—	46	—	—	—	—
Other deferred tax assets, net	128	—	128	—	—	2	2
Total deferred tax assets	715	2	717	—	513	34	547
PP&E	(406)	—	(406)	—	(119)	—	(119)
Intangible assets	(86)	—	(86)	—	(558)	—	(558)
Cash dividends from foreign companies	—	—	—	—	(*) (149)	(50)	(199)
Equipment sales in installments	—	—	—	—	(185)	—	(185)
Investments	—	—	—	(3)	(2)	—	(5)
Other deferred tax liabilities, net	—	—	—	—	(8)	—	(8)
Total deferred tax liabilities	(492)	—	(492)	(3)	(1,021)	(50)	(1,074)
Total deferred tax assets (liabilities), net	(**) 223	2	225	(3)	(**) (508)	(***) (16)	(527)

Action for recourse tax receivable of Telecom Argentina	98	—	98
Total Income tax assets	321	2	323

(*)	Includes (20) recorded in Other comprehensive income for the nine-month period ended September 30, 2016.

(**)	Includes 10 and (65) in Telecom Argentina and Personal, respectively, corresponding to the reversal of temporary differences related to the 2015 income tax affidavits.

(***)	Includes (42) corresponding to liabilities reclassifications and 8 corresponding to currency translation adjustments over opening balances.

NORTEL INVERSORA S.A.

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	The Company	Personal	Total
Allowance for doubtful accounts	61	8	1	70	—	151	151
Provisions	314	—	—	314	—	129	129
PP&E	—	14	—	14	—	—	—
Inventory	—	—	—	—	—	99	99
Termination benefits	65	—	—	65	—	—	—
Deferred revenues	73	—	—	73	—	—	—
Pension benefits	33	—	—	33	—	—	—
Other deferred tax assets, net	78	4	—	82	—	—	—
Total deferred tax assets	624	26	1	651	—	379	379
PP&E	(390)	—	(1)	(391)	—	(260)	(260)
Intangible assets	(86)	—	—	(86)	—	(478)	(478)
Cash dividends from foreign companies	—	(6)	—	(6)	—	(*) (113)	(113)
Investments	—	—	—	—	(3)	(61)	(64)
Other deferred tax liabilities, net	—	(1)	—	(1)	—	(17)	(17)
Total deferred tax liabilities	(476)	(7)	(1)	(484)	(3)	(929)	(932)
Total deferred tax assets (liabilities), net	148	19	—	167	(3)	(550)	(553)

Action for recourse tax receivable of Telecom Argentina	98	—	—	98
Total Income tax assets	246	19	—	265

(*) Includes (25) recorded in Other comprehensive income for the year ended on December 31, 2015 and (12) corresponding to a reclassification of deferred tax liabilities to income tax payables related to withholdings of cash dividends from foreign companies.

y) Aging of assets and liabilities as of September 30, 2016

Date due	Cash and cash equivalents	Investments	Trade receivables	Income tax assets	Other receivables
Total due	—	—	1,680	—	—
Not due
Fourth quarter 2016	973	52	4,339	—	661
First quarter 2017	—	3	983	—	147
Second quarter 2017	—	709	727	—	132
Third quarter 2017	—	16	253	—	96
October 2017 thru September 2018	—	31	197	—	159
October 2018 thru September 2019	—	24	21	—	91
October 2019 and thereafter	—	12	40	—	111
Not date due established	—	19	—	323	—
Total not due	973	866	6,560	323	1,397
Total	973	866	8,240	323	1,397

Balances bearing interest	445	847	1,682	—	—
Balances not bearing interest	528	19	6,558	323	1,397
Total	973	866	8,240	323	1,397

Average annual interest rate (%)	(a)	(b)	(c) (d)	—	—

(a)       366 are assets in argentine pesos bearing interest between 28.4% and 28.9% and 79 are assets in foreign currency bearing interest at 0.17%.

(b)       44 are assets in argentine pesos bearing interests between 13.1% and 25.6% (24.1% average rate), 708 are assets in foreign currency bearing interest at 7% and 95 are US dollar linked bonds bearing interests between 0.40% and 1.95% (1.56% average rate).

(c)       From due trade receivables 91 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 716 bear 50% over the Banco de la Nación Argentina notes payable discount rate, 793 bear 48% and 26 bear 36%.

(d)       From not due trade receivables 25 bear 41%, 29 bear 8.3% and 2 bear 34.2%.

Date due	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Other liabilities
Total due	666	—	—	—	—	—	—	—
Not due
Fourth quarter 2016	7,694	307	6,009	733	2	—	910	19
First quarter 2017	588	50	629	626	1	—	—	1
Second quarter 2017	672	47	1,258	210	119	—	15	39
Third quarter 2017	109	47	85	19	477	—	—	2
October 2017 thru September 2018	18	151	177	109	5	—	—	22
October 2018 thru September 2019	—	44	215	37	2	—		7
October 2019 and thereafter	7	253	—	40	—	—	—	108
Not date due established	—	—	—	—	—	527	—	—
Total not due	9,088	899	8,373	1,774	606	527	925	198
Total	9,754	899	8,373	1,774	606	527	925	198

Balances bearing interest	72	—	8,325	—	9	—	—	—
Balances not bearing interest	9,682	899	48	1,774	597	527	925	198
Total	9,754	899	8,373	1,774	606	527	925	198

Average annual interest rate (%)	6%	—	(e)	—	9%	—	—	—

(e)	7,025 are liabilities in argentine pesos bearing interests between 26.8% and 27.5%, 614 are liabilities in foreign currency bearing three-month LIBOR plus 8.75% and 686 are liabilities in guaraníes bearing interests between 9.30% and 13%.

NORTEL INVERSORA S.A.

z) Foreign currency assets and liabilities

The following table shows a breakdown of the Company and the Telecom Group’s net liability financial position exposure to currency risk as of September 30, 2016 and December 31, 2015.

09.30.16
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	118	15.210	(3) 1,775
G	282,215	0.003	770
EURO	6	17.063	106
	Total assets		2,651
Liabilities
US$	(439)	15.310	(6,727)
G	(389,491)	0.003	(1,062)
EURO	(11)	17.213	(192)
	Total liabilities		(7,981)
	Net liabilities		(5,330)

(i)	US$ = United States dollar; G= Guaraníes.

(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)	Includes 708 corresponding to Government bonds valued at fair value (equivalent to US$ 45 million).

In order to partially reduce this net liability position in foreign currency the Company and theTelecom Group, as of September 30, 2016, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $95. So, the net liability position in foreign currency amounted to $5,235 as of September 30, 2016 (equivalent to approximately US$ 342 million).

12.31.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	103	12.940	(iii) 1,353
G	234,194	0.002	520
EURO	4	14.068	54
	Total assets		1,927
Liabilities
US$	(538)	13.040	(7,015)
G	(348,051)	0.002	(771)
EURO	(14)	14.210	(191)
	Total liabilities		(7,977)
	Net liabilities		(6,050)

(i)	US$ = United States dollar; G= Guaraníes.

(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)	Includes 616 corresponding to Government bonds valued at fair value (equivalent to US$ 46 million).

In order to partially reduce this net liability position in foreign currency, the Company and the Telecom Group, as of December 31, 2015, hold investments adjustable to the variation of the US dollar/$ exchange rate (US dollar linked) by $1,105 and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $338. According to this, the Company and the Telecom Group’s net liability position in foreign currency amounts to $4,607 as of December 31, 2015, equivalent to approximately US$ 353 million. Additionally, the Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 165 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 188 million as of December 31, 2015.

aa) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of September 30, 2016 and December 31, 2015:

	As of September 30, 2016		As of December 31, 2015
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (US dollar linked)	—	—	394	365
Provincial government bonds in pesos	44	44	32	32
Provincial and municipal government bonds (US dollar linked)	95	90	135	118
Total	139	134	561	515

(*) According to IFRS selling costs are not deducted.

NORTEL INVERSORA S.A.

ab) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of September 30, 2016 and December 31, 2015 is as follows:

	As of September 30, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	10,236	464	(11,750)	(86)
Offsetting	(1,996)	(16)	1,996	18
Current and non-current assets (liabilities) – Book value	8,240	448	(9,754)	(68)

	As of December 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	7,832	822	(11,614)	(89)
Offsetting	(1,688)	(12)	1,688	14
Current and non-current assets (liabilities) – Book value	6,144	810	(9,926)	(67)

(1)	Only includes financial assets and financial liabilities according to IFRS 7.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
ac) Total revenues and other income	Profit (loss)
Services
Voice – Retail	1,241	846	3,333	2,379
Voice – Wholesale	336	255	995	734
Data	731	451	2,133	1,290
Internet	1,513	1,198	4,351	3,273
Subtotal Fixed Services	3,821	2,750	10,812	7,676
Voice – Retail	2,215	1,850	6,255	5,109
Voice – Wholesale	534	466	1,442	1,395
Data	1,563	1,763	5,103	5,376
Internet	2,827	1,594	7,497	4,283
Subtotal Personal Mobile Services	7,139	5,673	20,297	16,163
Voice – Retail	223	148	628	441
Voice – Wholesale	39	24	111	80
Data	116	72	321	220
Internet	259	127	705	388
Subtotal Núcleo Mobile Services	637	371	1,765	1,129
Total service revenues (a)	11,597	8,794	32,874	24,968
Equipment
Fixed Services	13	25	78	48
Personal Mobile Services	1,711	1,235	5,649	3,468
Núcleo Mobile Services	91	40	217	106
Total equipment revenues (b)	1,815	1,300	5,944	3,622
Total revenues (a) + (b)	13,412	10,094	38,818	28,590
Other income
Fixed Services	11	4	25	12
Personal Mobile Services	3	—	9	3
Total other income (c)	14	4	34	15

Total revenues and other income (a)+(b)+(c)	13,426	10,098	38,852	28,605

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Nine-month periods ended September 30,
	2016	%	2015	%
Voice Retail	10,216	31	7,929	32
Voice Wholesale	2,548	8	2,209	9
Total Voice	12,764	39	10,138	41
Data	7,557	23	6,886	27
Internet	12,553	38	7,944	32
Total service revenues	32,874	100	24,968	100

NORTEL INVERSORA S.A.

Telecom Group’s services revenues by customer segment and billing mechanism are as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
Services	2016	2015	2016	2015
Retail	Profit (loss)
Monthly Charges	3,037	2,147	8,512	5,929
Voice	859	492	2,207	1,358
Internet	1,377	1,118	3,975	3,061
Bundles (Voice and Internet)	308	231	894	642
Data	493	306	1,436	868
Measured services	164	168	472	480
Connection and reconnection fees	32	24	95	74
Pre-cancellation contract fees	9	5	26	16
Others	6	5	15	16
Wholesale
Monthly Charges	355	207	995	603
Cell sites and links rental	124	65	312	190
Data	231	142	683	413
Fixed and mobile interconnection	191	170	620	484
Others	27	24	77	74
Total Fixed services	3,821	2,750	10,812	7,676
Retail
Monthly Charges	3,718	2,925	10,755	8,045
Voice	135	260	419	703
Internet	53	53	163	154
Bundles (Voice and Internet)	3,507	2,587	10,101	7,103
Others	23	25	72	85
Measured services	2,538	2,075	7,288	6,216
Postpaid	263	258	849	758
Prepaid and Cuentas Claras	2,275	1,817	6,439	5,458
Reconnection fees	72	53	204	156
Pre-cancellation contract fees	75	42	181	97
Damage management services	96	76	277	197
Others	106	35	150	56
Wholesale
Interconnection	443	386	1,168	1,144
Roaming	68	71	212	225
Others	23	10	62	27
Total Personal mobile services	7,139	5,673	20,297	16,163
Retail
Monthly Charges	245	147	689	440
Internet	26	32	76	73
Bundles (Voice and Internet)	219	115	613	367
Measured services	278	165	807	536
Postpaid	20	16	32	25
Prepaid and Plan Control	258	149	775	511
Reconnection fees	4	3	12	8
Pre-cancellation contract fees	19	6	45	13
Others	9	3	51	24
Wholesale
Interconnection	30	19	86	57
Roaming	3	1	16	18
Others	49	27	59	33
Total Núcleo mobile services	637	371	1,765	1,129
Total services revenues	11,597	8,794	32,874	24,968

NORTEL INVERSORA S.A.

ad) Operating costs

Operating expenses disclosed by nature of expense amounted to $33,358 and $24,166 for the nine-month periods ended September 30, 2016 and 2015, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(1,978)	(1,431)	(5,149)	(3,764)
Social security expenses	(566)	(463)	(1,606)	(1,207)
Severance indemnities and termination benefits	(183)	(105)	(339)	(240)
Other employee benefits	(53)	(37)	(124)	(85)
	(2,780)	(2,036)	(7,218)	(5,296)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(90)	(85)	(329)	(236)
Cost of international outbound calls	(82)	(39)	(205)	(121)
Lease of circuits and use of public network	(120)	(88)	(353)	(249)
Mobile services - charges for roaming	(96)	(96)	(354)	(288)
Mobile services - charges for TLRD	(236)	(250)	(713)	(665)
	(624)	(558)	(1,954)	(1,559)
Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(138)	(80)	(376)	(234)
Technical maintenance	(311)	(210)	(964)	(598)
Service connection fees for fixed lines and Internet lines	(73)	(63)	(189)	(164)
Service connection fees capitalized as SAC	3	3	10	9
Service connection fees capitalized as Intangible assets	12	12	31	26
Other maintenance costs	(126)	(117)	(367)	(312)
Obsolescence of inventories – Personal Mobile Services	(15)	(17)	(36)	(23)
Call center fees	(370)	(322)	(1,034)	(972)
Other fees for services	(216)	(187)	(622)	(568)
Compensation for Directors and Supervisory Committee members	(16)	(12)	(45)	(32)
	(1,250)	(993)	(3,592)	(2,868)
Taxes and fees with the Regulatory Authority
Turnover tax	(702)	(522)	(2,055)	(1,513)
Taxes with the Regulatory Authority	(289)	(228)	(836)	(651)
Tax on deposits to and withdrawals from bank accounts	(148)	(106)	(410)	(298)
Municipal taxes	(98)	(68)	(288)	(202)
Other taxes	(74)	(64)	(220)	(183)
	(1,311)	(988)	(3,809)	(2,847)
Commissions
Agent commissions	(780)	(626)	(2,263)	(1,777)
Agent commissions capitalized as SAC	372	268	1,046	781
Distribution of prepaid cards commissions	(200)	(152)	(558)	(464)
Collection commissions	(308)	(264)	(944)	(661)
Other commissions	(29)	(25)	(76)	(74)
	(945)	(799)	(2,795)	(2,195)
Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(2,552)	(805)	(2,279)	(794)
Plus:
Purchases	(1,390)	(2,606)	(4,863)	(4,413)
Deferred costs from SAC	38	24	94	66
Decreases from allowance for obsolescence	17	4	42	8
Mobile handsets lent to customers at no cost	15	9	42	24
Decreases not charged to material cost	1	2	10	2
Less:
Inventory balance at period end	2,323	2,316	2,323	2,316
	(1,548)	(1,056)	(4,631)	(2,791)
Advertising
Media advertising	(112)	(153)	(333)	(380)
Fairs and exhibitions	(33)	(30)	(105)	(108)
Other advertising costs	(32)	(38)	(110)	(103)
	(177)	(221)	(548)	(591)

NORTEL INVERSORA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
	Profit (loss)
Cost of VAS
Cost of mobile VAS	(336)	(303)	(1,101)	(884)
Cost of fixed VAS	(14)	(10)	(41)	(26)
	(350)	(313)	(1,142)	(910)
Other operating costs
Transportation, freight and travel expenses	(231)	(206)	(777)	(523)
Delivery costs capitalized as SAC	17	23	115	56
Rent of buildings and cell sites	(185)	(137)	(560)	(388)
Energy, water and others	(202)	(83)	(651)	(320)
International and satellite connectivity	(49)	(71)	(161)	(145)
	(650)	(474)	(2,034)	(1,320)
D&A
Depreciation of PP&E	(1,105)	(774)	(3,087)	(2,165)
Amortization of SAC and service connection charges	(381)	(276)	(1,087)	(733)
Amortization of 3G/4G licenses	(96)	(96)	(289)	(227)
Amortization of other intangible assets	(9)	(18)	(22)	(29)
	(1,591)	(1,164)	(4,485)	(3,154)
Gain (loss) on disposal of PP&E and impairment of PP&E
Gain (loss) on disposal of PP&E	1	8	(4)	21
Impairment of PP&E – access PP&E swap	(61)	(62)	(196)	(72)
	(60)	(54)	(200)	(51)

The operating expenses disclosed by function are as follows:

Operating costs	(7,024)	(5,219)	(20,467)	(14,335)
Administration costs	(790)	(489)	(1,936)	(1,353)
Commercialization costs	(3,738)	(3,023)	(10,649)	(8,253)
Other expenses – provisions	(25)	(7)	(106)	(174)
Gain on disposal of PP&E and impairment of PP&E	(60)	(54)	(200)	(51)
	(11,637)	(8,792)	(33,358)	(24,166)
ae) Financial results
Finance income
Interest on time deposits	—	12	—	19
Gains on investments (Argentine companies notes and governments bonds)	18	131	224	200
Gains on other short-term investments	15	42	50	124
Interest on receivables	101	43	252	133
Tuves share purchase option	18	—	7	—
Foreign currency exchange gains	(6)	46	96	86
Total finance income	146	274	629	562
Finance expenses
Interest on loans – Personal	(450)	(186)	(1,038)	(257)
Interest on loans – Telecom Argentina	(32)	—	(116)	—
Interest on loans – Núcleo	(17)	(6)	(46)	(18)
Interest on salaries and social security payable, other taxes payables and accounts payable	(11)	(7)	(25)	(19)
Interest on provisions	(49)	(24)	(166)	(113)
Present value effect of salaries and social security payable and other taxes payables	(15)	(1)	(17)	(3)
Foreign currency exchange losses (*)	(177)	(109)	(836)	(290)
Pension benefits financial cost	(9)	(7)	(28)	(21)
Other	(5)	(4)	(11)	(8)
Total finance expenses	(765)	(344)	(2,283)	(729)
	(619)	(70)	(1,654)	(167)

(*) Includes 4 and (11) of net foreign currency exchange gains (losses) generated by the NDF in the nine-month periods ended September 30, 2016 and 2015, respectively. Includes (21) and 36 of net foreign currency exchange gains (losses) generated by the NDF in the three-month periods ended September 30, 2016 and 2015, respectively.

NORTEL INVERSORA S.A.

af) Income taxes

Income tax expense for the nine-month periods ended September 30, 2016 and 2015 consists of the following:

	Profit (loss)
	The Company	Telecom Argentina	Telecom USA	Personal	Núcleo	Total
Current tax expense	(10)	(300)	(8)	(1,209)	(22)	(1,549)
Deferred tax benefit (expense)	—	65	2	127	(1)	193
Income tax expense as of September 30, 2016	(10)	(235)	(6)	(1,082)	(23)	(1,356)

Current tax expense	(10)	(305)	(3)	(1,219)	(9)	(1,546)
Deferred tax benefit	2	29	—	18	—	49
Income tax expense as of September 30, 2015	(8)	(276)	(3)	(1,201)	(9)	(1,497)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
		Profit (loss)
Pre-tax income on a separate return basis	7,173	114	7,287
Non taxable items – Income from investments	(3,445)	9	(3,436)
Non taxable items – Other	35	46	81
Subtotal	3,763	169	3,932
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,317)	(29)	(1,346)
Income tax on dividends from foreign companies - Núcleo	(12)	—	(12)
Other changes in tax assets and liabilities	2	—	2
Income tax expense as of September 30, 2016	(1,327)	(29)	(1,356)

Pre-tax income on a separate return basis	8,001	83	8,084
Non taxable items – Income from investments	(3,812)	4	(3,808)
Non taxable items – Other	25	(22)	3
Subtotal	4,214	65	4,279
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,475)	(12)	(1,487)
Income tax on dividends from foreign companies - Núcleo	(10)	—	(10)
Income tax expense as of September 30, 2015	(1,485)	(12)	(1,497)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Company’s and Telecom Group’s cash management and whose balances fluctuate according to the Group’s needs (as happened as of December 31, 2014). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 9M16 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	September 30,		December 31,
	2016	2015	2015	2014
Cash and cash equivalents	973	705	937	1,004
Bank overdrafts	—	—	—	(141)
Total cash and cash equivalents	973	705	937	863

NORTEL INVERSORA S.A.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Nine-month periods ended September 30,
	2016	2015
Collections
Collections from customers	40,195	30,554
Interests from customers	252	133
Interests from time deposits and other short-term investments	50	142
Mobile operators collections	376	375
Subtotal	40,873	31,204
Payments
For the acquisition of goods and services and others	(12,526)	(9,199)
For the acquisition of inventories	(4,757)	(4,439)
Salaries and social security payables and severance payments	(6,756)	(5,016)
CPP payments	(270)	(308)
Income taxes (includes tax returns and payments in advance)	(1,294)	(1,202)
Other taxes and taxes and fees with the Regulatory Authority	(7,871)	(5,842)
Foreign currency exchange differences related to the payments to suppliers	(1,071)	(310)
Inventory suppliers	(269)	(125)
PP&E suppliers	(1,189)	(57)
Other suppliers	(107)	(17)
NDF liquidation	494	(111)
Subtotal	(34,545)	(26,316)
Net cash flow provided by operating activities	6,328	4,888

●     Changes in assets/liabilities components:

Net decrease (increase) in assets
Trade receivables for services sales	(1,723)	(1,082)
Trade receivables for equipment sales	(1,119)	—
Other receivables	215	(278)
Inventories	(101)	(1,562)
	(2,728)	(2,922)
Net increase (decrease) in liabilities
Trade payables	(707)	395
Deferred revenues	(48)	33
Salaries and social security payables	353	201
Other taxes payables	(229)	(52)
Other liabilities	40	27
Provisions	(92)	(112)
	(683)	492

Income tax paid consists of the following:

Tax returns and payments in advance	(1,017)	(1,057)
Other payments	(277)	(145)
	(1,294)	(1,202)

a)	Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	229	160
PP&E disposal receivables offset with trade receivables	25	—
VAT offset with income tax payments	54	50

b)	Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(7,296)	(4,687)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,426)	(1,269)
Less:
Acquisition of PP&E through incurrence of trade payables	1,826	2,740
Mobile handsets lent to customers at no cost (i)	42	24
Asset retirement obligations	46	—
	(6,808)	(3,192)
(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.

4G Licenses acquisitions include:

	Nine-month periods ended September 30,
	2016	2015
Acquisition of 4G Licenses (Notes 2.j)	—	(2,256)
	—	(2,256)
Intangible assets acquisitions include:
Intangible assets additions (Note 2.j)	(1,296)	(958)
Plus:
Payments of trade payables originated in prior periods acquisitions	(199)	(119)
SAC acquisitions offset with trade receivables	(229)	(160)
Less:
Acquisition of intangible assets through incurrence of trade payables	407	343
	(1,317)	(894)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Government bonds acquisition	—	(1,051)
Argentine companies notes collection	—	28
Government bonds sale (*)	1,051	—
Government bonds collection	88	26
	1,139	(997)

(*) Correspond to the sale of BONAD 2016/2017/2018 bonds hold as of December 31, 2015, that generated a gain of 81 included in “Gain on investments” line item in Finance Income.

c)	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Bank overdrafts – Personal	3,774	3,122
Bank overdrafts – Telecom Argentina	16	—
Bank overdrafts – Núcleo	343	—
Bank loans – Personal	—	346
Bank loans – Núcleo	345	—
Total financial debt proceeds	4,478	3,468
Bank overdrafts – Personal	(600)	—
Bank overdrafts – Núcleo	(438)	—
Bank loans – Núcleo	(193)	(25)
Total payment of financial debt	(1,231)	(25)
Bank overdrafts – Personal	(813)	(189)
Bank overdrafts – Telecom Argentina	(116)	—
Interests from Notes – Personal	(158)	—
Interests and related costs on bank loans – Personal	(56)	(27)
Interests on bank loans – Núcleo	(46)	(22)
Total payment of interest and related costs	(1,189)	(238)

According to Note 11.d), Personal has accepted funds from the International Finance Corporation (IFC) for an amount of US$ 400 million that will allow to reschedule the deadlines and modify the cost of the Group’s financial debt.

Cash dividends from Nortel

Fiscal year 2016

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016, provided, among other things, to increase in $1,891 the “Voluntary reserve for future cash dividends payments”, by delegating into the Company’s Board of Directors the authority to determine the timing and conditions of the reversal and allocation to dividends payment of such reserve.

The Company’s Board of Directors, at its meeting held on April 29, 2016, resolved to partially reverse the “Voluntary reserve for future cash dividends payments” in the amount of $380 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $186 (equivalent to $126,5 pesos per share) and $194 (equivalent to $36,4 pesos per share), respectively, which were available to the shareholders since May 17, 2016. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $19 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $10.

NORTEL INVERSORA S.A.

The Company’s Board of Directors, at its meeting held on August 9, 2016, resolved to partially reverse the “Voluntary reserve for future cash dividends payments” in the amount of $172 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $84 (equivalent to $57.3 pesos per share) and $88 (equivalent to $16.5 pesos per share) respectively, which were available to the shareholders since August 30, 2016.

As of September 30, 2016, the “Voluntary reserve for future cash dividends payments” amounted to $8,339.

Fiscal year 2015

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015, provided, among other things, to allocate $2,039 to the already existing “Voluntary reserve for future cash dividends payments” (equivalent to the Retained Earnings as of December 31, 2014), by delegating into the Company’s Board of Directors the authority to determine the timing and conditions of the reversal of such reserve. After the mentioned allocation, the “Voluntary reserve for future cash dividends payments” amounted to $7,570.

The Company’s Board of Directors, at its meeting held on May 18, 2015, resolved to partially reverse the “Voluntary reserve for future cash dividends payments” in the amount of $570 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $279 (equivalent to $189,8 pesos per share) and $291 (equivalent to $54,6 pesos per share), respectively, which were available to the shareholders since June 1, 2015. As of September 30, 2015, such Reserve amounted to $7,000.The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $28 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $9.

Cash dividends from Telecom Argentina

Fiscal year 2016

Telecom Argentina’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Reserve for future cash dividends payments” to a cash dividend distribution in two installments: $700 that was available to shareholders since May 13, 2016 and $1,300 that was available to shareholders since August 26, 2016. From the total amount paid by Telecom Argentina, $888 corresponds to non-controlling shareholders.

Fiscal year 2015

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders since May 11, 2015. From the total amount paid by Telecom Argentina, $357 corresponds to non-controlling shareholders.

Cash dividends from Núcleo

Fiscal year 2015

Núcleo’s Ordinary Shareholders’ Meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that corresponds to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders	Total
May 2015	42	21	63
Total (*)	42	21	63

(*) As of the payment date, the amounts were 41 and 20, respectively.

Likewise, Núcleo’s Board of Directors, at their meeting held on December 17, 2015, approved the distribution of cash dividends for an amount of $80 (that corresponds to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). The corresponding tax withholdings were paid in January 2016 (of which $1 corresponded to ABC Telecomunicaciones, the minority shareholder).

NORTEL INVERSORA S.A.

d)	Additional information required by IAS 7

In January 2016, IAS 7 was amended through the incorporation of paragraphs 44A to 44E. This amendment included additional information requirements that allow financial statements’ users to assess changes in liabilities generated by financing activities. Although these disclosures are mandatory for annual periods beginning on or after January 1, 2017, the Telecom Group’s Management has adopted the early application option set forth in IAS 7. Reconciliation between the opening and closing balances of liabilities generated by financing activities is disclosed below.

	Balances as of December 31, 2015	Transfers	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments	Balances as of September 31, 2016
Bank overdrafts – Personal	3,062	—	3,174	—	—	6,236
Bank overdrafts – Telecom Argentina	—	—	16	—	—	16
Bank overdrafts – Núcleo	84	—	(95)	—	11	—
Bank loans – principal (Personal)	—	509	—	—	89	598
Bank loans – principal (Núcleo)	193	372	(193)	—	62	434
Notes – principal (Personal)	—	566	—	—	—	566
Accrued interests	112	—	(1,189)	1,200	8	131
Total current financial debt (Note 2.m)	3,451	1,447	1,713	1,200	170	7,981
Notes – principal (Personal)	713	(566)	—	—	—	147
Bank loans – principal (Personal)	509	(509)	—	—	—	—
Bank loans – principal (Núcleo)	227	(372)	345	—	45	245
Total non-current financial debt (Note 2.t)	1,449	(1,447)	345	—	45	392

Total financial debt	4,900	—	(a) 2,058	1,200	215	8,373

(a)	Correspond to $4,478 of debt proceeds, $1,231 of principal payments and $1,189 of interest payments.

NOTE 4 – SEGMENT INFORMATION

As of September 30, 2015 and 2016, the Telecom Group carried out its activities through six companies which were consolidated by the end of the nine-month periods ended September 30, 2016 and 2015 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the nine-month periods ended September 30, 2016 and 2015 was as follows:

NORTEL INVERSORA S.A.

For the nine-month period ended September 30, 2016

☐	Income statement

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo (*)	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	12,337	26,067	1,987	28,054	—	(1,539)	38,852
Employee benefit expenses and severance payments	(5,335)	(1,727)	(151)	(1,878)	(5)	—	(7,218)
Interconnection costs and other telecommunication charges	(712)	(2,033)	(168)	(2,201)	—	959	(1,954)
Fees for services, maintenance, materials and supplies	(1,657)	(2,141)	(159)	(2,300)	(12)	377	(3,592)
Taxes and fees with the Regulatory Authority	(824)	(2,914)	(61)	(2,975)	(10)	—	(3,809)
Commissions	(241)	(2,375)	(217)	(2,592)	—	38	(2,795)
Cost of equipments and handsets	(126)	(4,252)	(253)	(4,505)	—	—	(4,631)
Advertising	(61)	(406)	(81)	(487)	—	—	(548)
Cost of VAS	(41)	(1,009)	(92)	(1,101)	—	—	(1,142)
Provisions	(39)	(67)	—	(67)	—	—	(106)
Bad debt expenses	(98)	(662)	(84)	(746)	—	—	(844)
Other operating expenses	(1,008)	(1,076)	(113)	(1,189)	(2)	165	(2,034)
Operating income before D&A	2,195	7,405	608	8,013	(29)	—	10,179
Depreciation of PP&E	(1,220)	(1,442)	(425)	(1,867)	—	—	(3,087)
Amortization of intangible assets	(159)	(1,160)	(79)	(1,239)	—	—	(1,398)
Gain on disposal and impairment of PP&E	13	(214)	1	(213)	—	—	(200)
Operating income	829	4,589	105	4,694	(29)	—	5,494
Financial results, net	(142)	(1,531)	(9)	(1,540)	28	—	(1,654)
Income before income tax expense	687	3,058	96	3,154	(1)	—	3,840
Income tax expense	(241)	(1,082)	(23)	(1,105)	(10)	—	(1,356)
Net income	446	1,976	73	2,049	(11)	—	2,484

(*) Includes non-material operations of Personal Envíos (Revenues 16, Operating income before D&A (7), Operating income (9) and Net loss (9)).

Net income attributable to Nortel (Controlling Company)	248	1,099	27	1,126	(11)	—	1,363
Net income attributable to non-controlling interest	198	877	46	923	—	—	1,121
	446	1,976	73	2,049	(11)	—	2,484

(1)

Service revenues	10,812	20,297	1,765	22,062	—	—	32,874
Equipment revenues	78	5,649	217	5,866	—	—	5,944
Other income	25	9	—	9	—	—	34
Subtotal third party revenues	10,915	25,955	1,982	27,937	—	—	38,852
Intersegment revenues	1,422	112	5	117	—	(1,539)	—
Total revenues and other income	12,337	26,067	1,987	28,054	—	(1,539)	38,852

☐	Statement of financial position information

PP&E	10,860	8,951	2,182	11,133	—	—	21,993
Intangible assets, net	426	7,066	85	7,151	—	(1)	7,576
Capital expenditures on PP&E (a)	2,518	3,469	416	3,885	—	—	6,403
Capital expenditures on other intangible assets (b)	142	1,095	59	1,154	—	—	1,296
Total capital expenditures (a)+(b)	2,660	4,564	475	5,039	—		7,699
Total additions on PP&E and intangible assets	3,269	4,845	478	5,323	—		8,592
Net financial asset (debt)	363	(6,928)	(592)	(7,520)	604	—	(6,553)

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	36,670	36,321	28,012
Abroad	2,182	2,531	2,585
Total	38,852	38,852	30,597

NORTEL INVERSORA S.A.

For the nine-month period ended September 30, 2015

☐	Income statement

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo (*)	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	9,162	19,743	1,244	20,987	—	(1,544)	28,605
Employee benefit expenses and severance payments	(3,853)	(1,344)	(95)	(1,439)	(4)	—	(5,296)
Interconnection costs and other telecommunication charges	(508)	(2,025)	(113)	(2,138)	—	1,087	(1,559)
Fees for services, maintenance, materials and supplies	(1,290)	(1,776)	(109)	(1,885)	(8)	315	(2,868)
Taxes and fees with the Regulatory Authority	(601)	(2,200)	(40)	(2,240)	(6)	—	(2,847)
Commissions	(195)	(1,895)	(142)	(2,037)	—	37	(2,195)
Cost of equipments and handsets	(64)	(2,602)	(125)	(2,727)	—	—	(2,791)
Advertising	(76)	(457)	(58)	(515)	—	—	(591)
Cost of VAS	(26)	(823)	(61)	(884)	—	—	(910)
Provisions	(85)	(89)	—	(89)	—	—	(174)
Bad debt expenses	(57)	(339)	(14)	(353)	—	—	(410)
Other operating expenses	(668)	(686)	(69)	(755)	(2)	105	(1,320)
Operating income before D&A	1,739	5,507	418	5,925	(20)	—	7,644
Depreciation of PP&E	(965)	(970)	(230)	(1,200)	—	—	(2,165)
Amortization of intangible assets	(134)	(797)	(58)	(855)	—	—	(989)
Gain on disposal and impairment of PP&E	25	(76)	—	(76)	—	—	(51)
Operating income	665	3,664	130	3,794	(20)	—	4,439
Financial results, net	132	(267)	(57)	(324)	25	—	(167)
Income before income tax expense	797	3,397	73	3,470	5	—	4,272
Income tax expense	(279)	(1,201)	(9)	(1,210)	(8)	—	(1,497)
Net income	518	2,196	64	2,260	(3)	—	2,775

(*) Includes non-material operations of Personal Envíos, which started operating on January 1st, 2015 (Revenues 6, Operating income before D&A (2), Operating income (3) and Net loss (3)).

Net income attributable to Nortel (Controlling Company)	288	1,221	24	1,245	(3)	—	1,530
Net income attributable to non-controlling interest	230	975	40	1,015	—	—	1,245
	518	2,196	64	2,260	(3)	—	2,775

(1)

Service revenues	7,676	16,163	1,129	17,292	—	—	24,968
Equipment revenues	48	3,468	106	3,574	—	—	3,622
Other income	12	3	—	3	—	—	15
Subtotal third party revenues	7,736	19,634	1,235	20,869	—	—	28,605
Intersegment revenues	1,426	109	9	118	—	(1,544)	—
Total revenues and other income	9,162	19,743	1,244	20,987	—	(1,544)	28,605

☐	Statement of financial position information

PP&E	8,544	6,107	1,244	7,351	—	—	15,895
Intangible assets, net	399	7,083	69	7,152	—	(1)	7,550
Capital expenditures on PP&E (a)	1,655	1,742	180	1,922	—	—	3,577
Capital expenditures on intangible assets – 4G License (b)	—	2,256	—	2,256	—	—	2,256
Capital expenditures on other intangible assets (b)	138	747	73	820	—	—	958
Total capital expenditures (a)+(b)	1,793	4,745	253	4,998	—	—	6,791
Total additions on PP&E and intangible assets	2,096	5,503	302	5,805	—	—	7,901
Net financial asset (debt)	464	(1,853)	(197)	(2,050)	61	—	(1,525)

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	27,261	27,041	22,916
Abroad	1,344	1,564	1,444
Total	28,605	28,605	24,360

NORTEL INVERSORA S.A.

NOTE 5 – BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECT. 33 OF LAW No. 19,550 AND RELATED PARTIES

a)	Controlling company

All shares of common stock of Nortel belong to Sofora. As of September  30, 2016 these shares represent 78.38% of Nortel’s capital stock.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of September 30, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina Inversiones S.A. (32%). Additionally, Fintech holds 18,086,059 Class B shares of Telecom Argentina, which represent 1.837% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and W de Argentina Inversiones S.A., as last amended on October 24, 2014 (“the New Shareholders’ Agreement”), Fintech Telecom LLC adhered as a party to the New Shareholders’ Agreement by means of execution of a Deed of Adherence, following its acquisition of 17% of Sofora’s capital stock. On March 8, 2016, as a result of its acquisition of 51% of Sofora’s shares, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

b)	Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group, Fintech Telecom LLC or W de Argentina - Inversiones S.A., except Nortel and companies under sect. 33 of the LGS, as explained below.

In connection with the change of control explained in Note 10.a), on March 8, 2016, Fintech Telecom LLC acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, Fintech Telecom LLC acquired the indirect control of the Telecom Group, increasing its holding in Sofora to 68% of Sofora’s shares and voting rights. Therefore, the transactions disclosed in d) below corresponding to the Telecom Italia Group are those performed until March 8, 2016, as from which date the Telecom Italia Group has ceased to be a related party of the Telecom Group. Please note that no operations with related parties of Fintech Telecom LLC conducted as from March 8, 2016 have been identified.

For the periods presented, the Telecom Group has not conducted any transactions with Key Managers and/or persons related to them, as described above:

c)	Balances with related parties

CURRENT ASSETS	Type of related party	September 30,	December 31,
		2016	2015
Cash and cash equivalents
Banco Atlas S.A. (a)	Other related party	3	2
		3	2
Trade receivables
Editorial Azeta S.A. (a)	Other related party	1	—
TIM Participações S.A. (b)	Other related party	—	13
Latin American Nautilus Argentina S.A. (b)	Other related party	—	1
Telecom Italia S.p.A.	Indirect parent company until March 8, 2016	—	3
Experta ART S.A. (d) (e)	Other related party	2	1
		3	18
Other receivables
Latin American Nautilus Ltd. (b)	Other related party	—	36
Caja de Seguros S.A. (c)	Other related party	—	3
		—	39
(a)	Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)	Such companies related to Telecom Italia Group until March 8, 2016.

(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it related to Telecom Italia Group.

(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(f)	Such companies relate to W de Argentina – Inversiones S.A.

(g)	Such company relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

NORTEL INVERSORA S.A.

CURRENT LIABILITIES	Type of related party	September 30,	December 31,
Trade payables		2016	2015
Grupo Italtel (b)	Other related party	—	160
Latin American Nautilus Ltd. (b)	Other related party	—	53
Telecom Italia S.p.A.	Indirect parent company until March 8, 2016	—	28
Telecom Italia Sparkle S.p.A. (b)	Other related party	—	27
Latin American Nautilus USA Inc. (b)	Other related party	—	3
Latin American Nautilus Argentina S.A. (b)	Other related party	—	2
TIM Participações S.A. (b)	Other related party	—	2
Universal Music Argentina S.A. (b)	Other related party	—	10
Caja de Seguros S.A. (c)	Other related party	—	46
Experta ART S.A. (d) (e)	Other related party	12	12
Haras El Capricho S.A. (f)	Other related party	—	1
Telteco S.A. (g)	Other related party	—	5
		12	349
Financial debt – Notes (Current and Non-Current)
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (d)	Other related party	100	—
Experta ART S.A. (d) (e)	Other related party	40	—
Experiencia ART S.A. (f)	Other related party	60	—
		200	—
d)	Transactions with related parties

	Transaction description	Type of related party	Nine-month periods ended September 30,
			2016	2015
Revenues and Other income			Profit (loss)
Banco Atlas S.A. (a)	Voice – Retail	Other related party	—	1
Editorial Azeta S.A. (a)	Voice – Retail	Other related party	2	2
Telecom Italia Sparkle S.p.A. (b)	Voice – Wholesale	Other related party	4	16
Latin American Nautilus Argentina S.A. (b)	Voice – Wholesale	Other related party	2	8
TIM Participações S.A. (b)	Voice – Wholesale	Other related party	2	5
Telecom Italia S.p.A.	Voice – Wholesale	Indirect parent company until March 8, 2016	2	3
Caja de Seguros S.A. (c)	Voice – Retail	Other related party	58	183
Caja de Seguros S.A. (c)	Equipment	Other related party	43	197
Experta ART S.A. (d) (e)	Voice – Retail	Other related party	3	—
Total revenues and other income			116	415
Operating costs
Editorial Azeta S.A. (a)	Advertising	Other related party	(3)	(2)
Latin American Nautilus Ltd. (b)	International outbound calls and data	Other related party	(19)	(58)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(10)	(58)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and other	Other related party	(7)	(43)
TIM Participações S.A. (b)	Roaming	Other related party	(17)	(10)
Telecom Italia S.p.A.	Fees for services and roaming	Indirect parent company until March 8, 2016	(3)	(13)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(2)	(5)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(1)	(4)
Universal Music Argentina S.A. (b)	VAS costs	Other related party	(4)	—
Caja de Seguros S.A. (c)	Insurance	Other related party	(9)	(22)
Experta ART S.A. (d) (e)	Salaries and social security	Other related party	(94)	(71)
La Estrella Sociedad Anónima de Seguros de Retiro (d)	Insurance	Other related party	—	(5)
Telteco S.A. (g)	Fees for services	Other related party	(13)	—
Total operating costs			(182)	(291)
Finance costs
Experiencia ART S.A. (f)	Notes interests	Other related party	(12)	—
Experta ART S.A. (d) (e)	Notes interests	Other related party	(8)	—
La Estrella Sociedad Anónima de Seguros de Retiro (d)	Notes interests	Other related party	(19)	—
Total finance costs			(39)	—
Purchases of PP&E
Grupo Italtel (b)		Other related party	18	38
Telteco S.A. (g)		Other related party	8	—
Total purchases of PP&E			26	38

(a)	Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)	Such companies related to Telecom Italia Group until March 8, 2016.

(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it related to Telecom Italia Group.

(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(f)	Such companies relate to W de Argentina – Inversiones S.A.

(g)	Such company relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

NORTEL INVERSORA S.A.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Telecom Argentina’s Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Law No. 26,831.

e) Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $141 and $63 for the nine-month periods ended September 30, 2016 and 2015, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2016	2015	2016	2015
Salaries (*)	13	7	36	26
Variable compensation (*)	11	6	24	15
Social security contributions	6	4	18	12
Hiring bonuses	—	—	5	—
Termination benefits	24	—	58	10
	54	17	141	63

(*) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of September 30, 2016, $30 remained unpaid.

As of September 30, 2016 and 2015, Nortel has recorded a provision of $8 and $5, respectively, for the fees of its Board of Directors’ members. The members and alternate members of the Board of Directors do not hold executive positions in Nortel.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)	Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $7,336 as of September 30, 2016 (of which $3,160 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)	Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Telecom Argentina’s Management, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2016, the Telecom Group has recorded provisions in an aggregate amount of $1,668 ($84 for regulatory contingencies deducted from assets and $1,584 included under provisions) to cover potential losses under these claims and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2016, these restricted funds totaled $58 (included under “Other receivables” item line in the consolidated statement of financial position).

NORTEL INVERSORA S.A.

Provisions consist of the following:

	Balances	Additions			Decreases		Balances
	as of December 31, 2015	Capital (i)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of September 30, 2016
Current
Provision for civil and commercial proceedings	112	—	—	10	(14)	(16)	92
Provision for labor claims	51	—	—	78	—	(48)	81
Provision for regulatory, tax and other matters claims	44	—	—	59	—	(26)	77
Total current provisions	207	—	—	147	(14)	(90)	250
Non-current
Provision for civil and commercial proceedings	240	3	34	(10)	—	—	267
Provision for labor claims	329	75	60	(78)	—	—	386
Provision for regulatory, tax and other matters claims	407	28	27	(59)	—	—	403
Asset retirement obligations	189	46	45	—	—	(2)	278
Total non-current provisions	1,165	152	166	(147)	—	(2)	1,334

Total provisions	1,372	(i) 152	166	—	(14)	(92)	1,584

	Balances	Additions			Decreases		Balances
	as of December 31, 2014	Capital (iii)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of September 30, 2015
Current
Provision for civil and commercial proceedings	71	34	19	53	(25)	(49)	103
Provision for labor claims	51	—	—	42	—	(50)	43
Provision for regulatory, tax and other matters claims	77	—	—	(12)	—	(13)	52
Total current provisions	199	34	19	83	(25)	(112)	198
Non-current
Provision for civil and commercial proceedings	228	33	26	(53)	—	—	234
Provision for labor claims	288	73	51	(42)	—	—	370
Provision for regulatory, tax and other matters claims	441	34	8	(12)	—	—	471
Asset retirement obligations	123	—	9	—	—	—	132
Total non-current provisions	1,080	140	94	(107)	—	—	1,207

Total provisions	1,279	174	113	(iv) (24)	(25)	(112)	1,405

(i)	106 included in Provisions and 46 included in CAPEX.

(ii)	Included in Finance costs, in the line Interest on provisions.

(iii)	Included in Provisions.

(iv)	Reclassified to Other receivables.

NOTE 7 – EQUITY

Equity includes:

	September 30,	December 31,
	2016	2015
Equity attributable to Nortel (Controlling Company)	10,513	9,605
Equity attributable to non-controlling interest	8,458	8,048
Total equity (*)	18,971	17,653

     (*) Additional information is given in the consolidated statements of changes in equity.

Class “B” Preferred Shares are listed on the Mercado de Valores de Buenos Aires S.A. (Buenos Aires Securities Market). In addition, Morgan Guaranty Trust of New York, as depositary under the Deposit Agreement dated May 27, 1997 has issued ADSs (American Depositary Shares) representing rights over Class “B” Preferred Shares pursuant to the terms of the above mentioned Deposit Agreement.

The Class “B” Preferred Shares and the ADSs have been registered with the SEC and, as from June 16, 1997, the ADSs are listed on the NYSE. The ADSs are also listed on the Luxemburg Exchange since 1992.

(a) The Company’s capital stock

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.A. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones S.A.

Thus, all shares of common stock of Nortel belong to Sofora. As of September 30, 2016, these shares represent 78.38% of Nortel capital stock.

NORTEL INVERSORA S.A.

(b) Class “B” preferred shares

Class “B” preferred shares are subject to Argentine laws and to the jurisdiction of the City of Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide, among other terms, that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388.

c)	Holders of Class “B” preferred shares are entitled to attend the shareholders’ meetings of the Company but their attendance shall not be required to reach quorum and they shall not have the right to vote under any circumstances, except as specifically set forth in Section 6 of the Terms of Issuance, which provides that the Class “B” preferred shares shall have the right to vote only in the following circumstances: (i) lack of complete payment of Class “B” preferred dividends; ii) non-compliance with any of the obligations provided for in Section 9 of the Terms of Issuance; or iii) in any of the events specifically provided for in the LGS. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws, Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)	Class “B” preferred shares rank pari passu without any preference among them, and in case of winding up have priority with respect to the shares of common stock of Nortel.

The Company was admitted to the public offering regime on December 29, 1997, pursuant to CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Acquisition of Treasury Shares of Telecom Argentina

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program of Telecom Argentina in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) for the purpose of avoiding any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and with the following deadline:

●	Maximum amount to be invested: $1,200.

●	Deadline for the acquisitions: until April 30, 2014.

As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina.

According to the offer made on November 7, 2013 by Fintech Telecom LLC for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Section 13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Telecom Argentina’s request and the Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

NORTEL INVERSORA S.A.

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which, as of September 30, 2016 amounted to $3,191. On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved an additional 3 year extension for the disposal due date of treasury shares provided by Section 67 of Law No. 26,831.

As of September 30, 2016, Telecom Argentina owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461, decreasing Telecom Argentina’s equity in such amount. This accounting treatment decreased Telecom Argentina’s investment value and the Company’s Equity in $155, which is disclosed in the Statements of Changes in Equity as “Subsidiary’s treasury shares acquisition effect”.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2015:
March 31,	8,872	2,629	1,675	(78)	1,043	573
June 30,	9,624	2,491	1,458	(19)	935	514
September 30,	10,094	2,524	1,306	(70)	797	443
Total 9M15	28,590	7,644	4,439	(167)	2,775	1,530
December 31,	11,906	3,198	1,766	(900)	659	361
	40,496	10,842	6,205	(1,067)	3,434	1,891
Fiscal year 2016:
March 31,	12,455	3,388	1,991	(550)	934	514
June 30,	12,951	3,351	1,714	(485)	794	436
September 30,	13,412	3,440	1,789	(619)	756	412
Total 9M16	38,818	10,179	5,494	(1,654)	2,484	1,362

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 FOR THE TELECOM GROUP

a)	Change of indirect parent company of the Telecom Group

On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by Fintech Telecom LLC to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to certain required regulatory authorizations.

On December 10, 2013, Tierra Argentea transferred to Fintech Telecom LLC Telecom Argentina’s Class B shares representing 1.58% of Telecom Argentina’s capital stock and Nortel’s ADRs representing 8% of Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced its acceptance of an offer by Fintech Telecom LLC to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of Sofora’s capital stock to Fintech Telecom LLC; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the prior approval of the telecommunications regulatory authority (previously the SC, then the AFTIC and currently the ENACOM).

NORTEL INVERSORA S.A.

On October 16, 2015, AFTIC’s Resolution No. 491/2015 was published in the Official Gazette, denying authorization for the transfer of Telecom Italia’s controlling equity interest in Sofora to Fintech. Such Resolution was challenged in several opportunities by Fintech, the Sellers, W de Argentina Inversiones S.A., Telecom Argentina and Personal.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially revoked AFTIC Resolution No. 491/15 and decided to continue analyzing the transfer of Telecom Italia Group’s shares in Sofora.

On February 24, 2016, Telecom Argentina was notified of Fintech Telecom LLC’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B common shares of Telecom Argentina listed on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A. The OPA’s background and purpose, price, timing and terms of acceptance, and details of the facts that condition its performance, are described in an OPA notice published in the newspaper “El Cronista Comercial” on February 24, 2016, in page No.5. On July 22, 2016 Fintech informed Telecom Argentina the modifications to certain terms of the OPA announced previously by Fintech, including the offering price. The offered price has been amended from $46 argentine pesos per share to US$ 3.925 per share (from which US$ 0.050 (five cents) should be deducted per share as cash dividends paid on May 13, 2016, together with any other cash dividend to be paid by Telecom Argentina from the date of the OPA’s announcement to the date of the OPA´s payment.

On September 6, 2016, the CNV’s Board of Directors approved the formal terms of the OPA. Subsequently, on September 14, 15 and 16 of 2016, Fintech published in “El Cronista Comercial” newspaper the notice provided on the CNV Rules (modified by complementary notices published in the same newspaper on October 5, 6 and 7-the first-, and on October 26, 27 and 28- the second-) setting the opening and closing dates of the OPA and the amendments to the “OPA Notice” published on February 24, 2016. The end of the OPA and its additional deadline took place on November 4, 2016 for Argentina.

On November 7, 2016, Fintech informed to the Company that, having ended the OPA’s offers reception period in Argentina, a total of 12,337,723 Class “B” shares acceptances were received, representing 1.253% of Telecom Argentina’s total capital.

Simultaneously, Fintech had launched an OPA in the United States of America, which offers reception period is expected to expire on November 23, 2016. This OPA does not affect in any way the OPA launched by Fintech in Argentina.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized Fintech’s acquisition of 51% of Sofora’s shares of common stock, and on March 8, 2016, the transfer of Telecom Italia Group’s 51% stake in Sofora to Fintech was closed.

In addition, Sofora’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2016 approved, among other items, the performance of duties of the members of the Board of Directors and Supervisory Committee appointed by the Sellers in Sofora, and the appointment of new members of the Board of Directors and Supervisory Committee of Sofora to replace those members previously appointed by the Sellers, for a term ending on the date of the next Shareholders’ Meeting that shall consider Sofora’s 2015 financial statements. On March 8, 2016, new members of the Board of Directors of Nortel, Telecom Argentina and Personal appointed by Fintech replaced those members previously appointed by the Sellers.

Personal’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 29, 2016 and the Telecom Argentina’s and Nortel’s General Ordinary and Extraordinary Shareholders’ Meetings held on April 8, 2016 approved, among other items, the performance of duties of the directors and members of the Supervisory Committee appointed by the Sellers in such companies, and the appointment of new members of the Board of Directors and the Supervisory Committee of such companies to replace those members previously appointed by the Sellers, for a term ending on the date of the next Shareholders’ Meetings that shall consider Telecom Argentina and Personal 2015 financial statements, and Nortel’s 2016 financial statement, respectively.

The above mentioned Meetings also resolved to grant indemnity to the directors and alternate directors and members of the Supervisory Committee who resigned from their positions following the change of control, and to the former directors and members of the Supervisory Committee nominated or appointed by the former controlling shareholder, to the extent and within the scope permitted by applicable law, for a period of 6 years.

On March 8, 2016, the change of Sofora’s controlling shareholder became effective and, accordingly, the Telecom Italia Group ceased being the Company’s indirect controlling shareholder (position assumed by Fintech). Based on such facts, on April 15, 2016 Telecom Argentina and Personal, and on April 20, 2016 the Company and Sofora, notified the CNCD that the “Telco and TI-W Commitments have become moot and have completely lost its cause and purpose”.

NORTEL INVERSORA S.A.

Additional information regarding the transaction between the Telecom Italia Group and Fintech as well as the OPA promoted by Fintech is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC at www.sec.gov.

b)	Telecom Argentina’s and Personal’s filings to the Regulatory Authority due to price changes in accordance with the LAD

●	Change of price in fixed services

On February 1, 2016, Telecom Argentina informed the ENACOM, that effective May 15, 2016, the new rate of SBT for residential segment will be $50 argentine pesos (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate.

However, on March 11, 2016, Telecom Argentina informed the ENACOM that the new rate of SBT for the residential segment will be $38 argentine pesos (plus VAT) since May 1st, 2016, in response to a collaboration request made by the Regulatory Authority taking into consideration the special circumstances of the current macroeconomic environment in Argentina.

As of the date of issuance of these consolidated financial statements, Telecom Argentina has communicated the new rate to its affected customers.

●	Change of CPP price in mobile services

On June 14, 2016, Personal informed ENACOM that, as from August 15, 2016, the TLRD price, in CPP mode for calls from fixed origin to mobile destination, without distinguishing time band, will be $0.90 argentine pesos plus VAT per minute, with a discount during the first 120 days, during which the price will be $0.66 argentine pesos plus VAT per minute.

Personal –through fixed operators– informed the changes of the mentioned prices to its affected subscribers.

On August 18, 2016, ENACOM ordered Personal to refrain from modifying the amounts established by SC Resolution No. 48/03. Personal submitted its response on August 26, 2016, maintaining the right to increase the price informed. Personal’s Management and its legal counsel consider that they have strong legal and factual arguments to maintain the price increase. As of the date of issuance of these consolidated financial statements, ENACOM has not rejected the disclaimer presented by Personal.

c)	Commission for the reform, update and unification of the LAD and the Law of Audiovisual Communication Services

Section 28 of Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 created, within the Ministry of Communications, the Commission for the Preparation of the Reform, Update and Unification Draft Law of Laws No. 26,522 and 27,078 (“the Commission”). The Commission will be responsible for the study of both laws reforms under the principles established therein.

On April 15, 2016, the Ministry of Communications through Resolution No. 9/16 provided that the Commission shall be composed by 6 members and 1 Secretary, who will perform their duties “ad honorem”. The Resolution also appointed its members. The Commission should submit a pre-draft of reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the 180 days from the date of its constitution. This term could be extended at the Commission’s request.

On April 8, 2016, the Congress voted in favor of the validity of the DNU No. 267/15.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 calendar days the term for the preparation of the Reform, Update and Unification project for Laws No. 26,522 and 27,078.

d)	Resolution No. 38/16 Mobile Virtual Operators Regulation

Resolution No. 38/16, issued by the Ministry of Communications on May 5, 2016, approved the new Regulation of Virtual Mobile Operators (“VMO”) and repealed SC Resolution No. 68/14, which had approved the Regulation of Virtual Mobile Operators previously stated by the ex SC.

The mentioned Resolution provides that Network Mobile Operators (“NMO”), which have spectrum and infrastructure (among them, Personal), shall file, within 120 days since the Resolution issuance, a Reference Offer (“the RO”) for those interested in providing VMO services. The RO shall be annually published in the NMO and the Regulatory Authority institutional web sites, and shall provide the economic and technical conditions (that will be freely established between the parties, reasonable, and nondiscriminatory), clearly stating the price and conditions of the services to be provided.

NORTEL INVERSORA S.A.

This new Regulation applies for Mobile Communications Service (SCM), which includes Mobile Telephone Service (STM), Cellular Mobile Radiocommunications Service (SRMC), Personal Communications Service (PCS) and Mobile Advanced Communications Service (SCMA). The Resolution also provides the procedures for the Services Contracts subscription between the NMO and the VMO, which will state the terms and conditions for the NMO to provide the VMO telecommunications network access and, if needed, telecommunications network interconnection.

On September 1, 2016, Personal filed a presentation before the Ministry of Communications explaining the reasons for finding essential the suspension of the term for submission of the OR provided in Section 2 Resolution No. 38/16 of the Ministry of Communications, until the 700MHz frequencies that compose Lot 8 (awarded and paid by Personal) were in full conditions of use and the spectrum of Lot 1 of the Frequency Public Auction developed by SC Resolution No. 38/14 was allocated and “on-air”. Through the mentioned presentation it was also requested: a) the removal of Section 10 of Annex I of the above-mentioned rule (which does not allow agreements with VMO on an exclusive basis); b) that ENACOM attaches interference measurements carried out in the 700MHz Band awarded to Personal; and c) that ENACOM informs whether it has definitively resolved all the claims made by the users of such band. As of the date of issuance of these consolidated financial statements, the resolution of the mentioned presentation is pending.

e)	New SU regulation

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016.

The new Regulation still requires a contribution of 1% of the aggregate accrued income from the provision of ICT services, net of applicable taxes and duties, including the possibility of granting exemptions, in which case those persons obliged to pay shall comply with the obligations set forth by the Regulatory Authority.

As of the date hereof, issuance by the Regulatory Authority of the regulations relating to the information regime to be followed in order to show compliance with the SU obligations is still pending. Telecom Argentina and Personal have continued complying with the submittal of their monthly statements to the ENACOM, with all the formalities in effect before issuance of Resolution No. 2,642/16.

As of the date of issuance of these financial statements, Telecom Argentina and Personal’s Managements are analyzing the legal and constitutional impact of Resolution No. 2,642/16.

Through ENACOM Resolution 6,981 -E/16 issued on October 19, 2016, the Regime Information for FFSU Deposit Investment Contributions and the FFSU Investment Contributions settlement forms and interest reports were approved and will be in force since January 1, 2017.

Through ENACOM Resolution 7,243 -E/16 issued on October 24, 2016, the licensees of ICT services were summoned, for the term of 30 calendar days, to present the projects within the Connectivity Program approved by ENACOM Resolution No. 3,597/16 aimed to promote the universalization of Broadband Internet service in areas without coverage and/or the strengthening of quality service in areas with unsatisfied needs.

f)	Decree No. 798/16: Federal Plan for the Development of Competitiveness and Quality Conditions of the Mobile Communications Services

Decree No. 798 published in the Official Gazette on June 22, 2016 – issued within the scope of the Ministry of Communications– approved the Federal Plan for the development of competitiveness and quality conditions of the SCM, which strategic axis is to favor greater market efficiency, with quality services, at fair and reasonable prices.

NORTEL INVERSORA S.A.

The above referred plan provides that within 90 days the Ministry of Communications shall, i) begin to adequate the set of rules approved by SC Resolution No. 157/97 (CPP rules) to the LAD provisions; ii) update the General Clients Regulation of SCM following up on the process initiated by SC Resolution No. 12/2013, including the introduction of mechanisms that allow clients to access information about the service quality and obtain discounts and/or compensations for their services in case of breach of the required quality levels; iii) initiate the process of adequating the Regulation about Administration, Management and Control of the Radioelectric Spectrum to the LAD provisions, for the purpose of increasing competition in all services; iv) update the Federal Awarding Table of Radioelectric Spectrum Bands, so as to increase the availability of frequencies for the provision of mobile communication services, for which purpose the Ministry of Communications shall initiate the procedures set forth in Section 30 of the LAD; v) incorporate to the General Regulation of the Universal Service approved by ENACOM Resolution No. 2,642/16 a priority to consider eligible for programs with SU funding projects to be developed in Municipalities that have adopted the regulation proposed by the Code of Good Practices for the Deployment of Mobile Communications Network prepared by the Argentine Federation of Municipalities and Operators of Mobile Communications, and sponsored by the former Secretary of Communications of the former Ministry of Federal Planning, Public Investment and Services, of August 20, 2009, or contemplate regulations of similar characteristics that do not disrupt by fact or by law, the deployment of said network; vi) design a Federal Contingency Plan for catastrophic events; vii) update the Federal Interconnection Regulations, the Regulation of Licenses for Telecommunication Services and the Rules of Number Portability approved by SC Resolution No. 98/10.

This Decree also provides that the Ministry of Communications, through the ENACOM, shall within 60 days prepare measurement protocols to allow exteriorization of the quality perception of SCM users, taking into account UIT parameters, and review and update quality rules for the ICT service networks in applicable areas.

In addition, the ENACOM shall perform measurements of non ionising radiations in order to control that they are within levels not harmful to human health, and the Agency of State-owned Assets Management (“AABE”) shall, as the Entity governing the public policy on state-owned real estate, perform procedures and administrative acts, and enter into applicable contracts, to grant the use –against payment– of terraces, roofs, towers, sites and/or any installation, plant or sector of state owned assets that may be suitable for the installation of structures that may carry antennas, equipment and other installations relating to the telecommunication services, information and communications technology, and/or audiovisual communication. The AABE shall facilitate the list of state owned assets with a potential capability for such installations, to the licensees of such services and to independent companies of passive infrastructure sharing.

Among other aspects, the Decree provides that, as a way to encourage the fast deployment of networks and infrastructure sharing, the use of state-owned real estate on which radio bases are installed within three months of the Decree’s date of publication in the City of Buenos Aires, and within six months in the rest of the country, shall be free during the first year. In those same cases, the lease shall be free during the first three years when the infrastructure is shared between two Mobile Services Licensees, and during the first four years, when it is shared between more than two Licensees. The same benefit shall be granted to independent companies of passive infrastructure sharing when the above referred conditions are met.

As of the date of issuance of these financial statements, issuance of the rules regulating the above mentioned provisions is still pending.

g)	Disengagement of Spectrum

Pursuant to SC Resolution No. 25/15 of June 11, 2015, Personal acquired the Frequency Bands SCMA 713-723 Mhz and 768-778 Mhz, which made up Lot 8 and were pending of award by the SC.

On June 25, 2015 Personal paid the offered amounts corresponding to the awarded Frequency Bands (which were equivalent to US$ 247.3 millions) pursuant to the provisions of the Bidding Terms and Conditions and its complementary clarifying documents, as a result of which the whole amount of the sum offered for Lot 8 was paid. In addition, in its bid documents, Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

Pursuant to SC Resolution No. 18/14, it was decided that the frequency bands from 698 to 806MHz had to be disengaged before a deadline of two years, following which, the irradiating systems involved in the migration had to stop their emissions.

NORTEL INVERSORA S.A.

Pursuant to ENACOM Resolution No. 6,396/16, published in the Official Gazette on July 22, 2016, it was decided that the licensees covered by the migration provided by SC Resolution No. 18/14 that are currently providing services within the frequency range from 698 MHz to 806 MHz, may elect to: (i) continue to provide their respective services temporarily, in other frequencies corresponding to the bands awarded to the broadcasting service, particularly band 512-698 MHz, subject to technical feasibility verified in each case, and for the period set forth in Section 2 of Resolution No. 6,396/16; or (ii) request the awarding of a band width equivalent to the one currently authorized to them, in the destination band from 12.2 to 12.7 GHz.

As of the date of issuance of these financial statements, the deadline provided by SC Resolution No. 18/2014 for the disengagement of the band from 698 to 806 MHz expired on July 18, 2016. However, such frequency band continues to be occupied.

On the other hand, execution by the Regulatory Authority of the “Agreement for Authorization of Frequency Bands Use” corresponding to the bands awarded to Personal as a result of the public bid called pursuant to the provisions of SC Resolution No. 38/14 is still pending.

Personal has submitted a filing before the ENACOM, requesting a clarification on what deadline applies to the operators involved in the migration to comply with the provisions of ENACOM Resolution No. 6,396/16. In addition Personal has requested to review all documentation relating to the migration of services that are operating in the bands that were awarded to it pursuant to SC Resolution No. 25/15.

h)	Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers a wide range of telecommunications services in the market, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network. Recent developments about these procedures are described below:

✓	Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

On May 10, 2016, the judge decided that the claim is moot, ordered the lifting of the injunction and the closing of the claim.

✓	Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285. Subsequently, such injunction was extended to the commercialization of the Superpack service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer).

On June 18, 2015 a lower Court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by Telecom Argentina and other defendants. On October 8, 2015 the Court of Appeals decided the revocation of the judge’s decision that the claim is moot and ruled that the injunction has ceased to apply. Against this decision, the plaintiff has filed an extraordinary resource. On March 17, 2016, the Court of Appeals rejected the resource. The plaintiff filed a complaint with the Supreme Court on March 29, 2016, which it was dismissed by the Supreme Court on August 4, 2016 and ended the claim.

i)	Lawsuit against Personal on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months.

According to the provisions of the Supreme Court on May 27, 2016, the demand will continue its proceedings in the commercial courts.

NORTEL INVERSORA S.A.

j)	Claims for “Project AFA Plus”

In June 2016 Telecom Argentina initiated a compulsory pre-judicial mediation procedure. The first audience, held on July 12, 2016, was attended by both parties. A second audience was held on August 3, 2016 and a new one was held on August 23, 2016, which resulted in no agreement between the parties.

k)	Law No. 27,181 Statement of public interest in the protection of the Argentine government’s equity interest that are part of the FGS investment portfolio (Sustainability Guarantee Fund)

As mentioned in Note 19 to the Consolidated Financial Statements as of December 31, 2015, on October 6, 2015 Law No. 27,181 was published in the Official Gazette, which:

(i) declared of public interest the protection of the Argentine government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests or share holdings in companies in which the Argentine government is a minority partner or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization of two-thirds (2/3) of the National Congress.

(ii) created the “Agencia Nacional de Participaciones Estatales en Empresas” (Argentine National Agency for Government Equity Interests in Companies) (ANPEE).

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 in its Section 35, was published in the Official Gazette. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1.Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

l)	Decree No. 894/16: exercise of corporate, political and economic rights by the ANSES

Decree No. 1,278/12 provided that the Secretary of Economic Politics and Development Planning of the Ministry of Economy and Public Finances was in charge of the execution of the policies and acts relating to the exercise of the corporate rights attached to the equity participations in corporations where the Federal State is a minority shareholder, and for such purpose approved a set of Rules applicable to representatives and directors appointed by the shares or equity participations held by the Federal State.

On July 28, 2016, Decree No. 894/16 was published, modifying Decree No. 1,278/12 and providing that in those corporations which shares are part of the FGS’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

In addition, Decree No. 894/16 provides that the Directors appointed by the ANSES shall have the functions, duties and powers set forth in the LGS, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to the corporation in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/12 and 196/15 (the latter in connection with its delimitation of responsibility).

m)	Repeal of Income tax on dividend payments

Law No. 26,893 and Decree No. 2,334/13 stated that dividends and profits, in cash or in any kind -except in shares or share participation - distributed by companies and other entities established in the country made available as from September 23, 2013, were subject to a withholding tax of 10%, excluding dividends received by corporations and other local entities, that continued not computable for the purposes of the tax.

Law No. 27,260 repealed the above mentioned provision, as a result of which, as from July 23, 2016 all dividends and profits, in cash or in any kind, made by companies and other entities established in the country (such as Telecom Argentina), regardless their beneficiary, are not subject to the aforementioned withholding.

n)	Salary agreements

In August 2016, Telecom Argentina and Personal have concluded the salary negotiation process with various telecommunications unions for the period July 2016 – June 2017. Pursuant to the agreements reached, the unionized employees will receive in installments different fixed amounts per category, representing an annual raise of 37%.

NORTEL INVERSORA S.A.

3Q16 salary increases affected the Telecom Group’s operating results in approximately $404. For 4Q16 an additional cost of approximately $281 is expected (figures not covered by the limited review of the independent external auditors).

o)	Regulation Draft for Mobile Communication Service Subscribers

SECTIC Resolution 6-E/16 issued on September 16, 2016 declared the opening of the Procedure provided by the General Regulation for the Standards Participatory Preparation in relation to the “Regulation for Mobile Communication Service Subscribers” published in the Official Bulletin and on the ENACOM website. This Procedure invites citizens to express their opinions and proposals regarding the Regulation draft. The deadline for opinions and proposals submission expired on November 1, 2016. Personal submitted its comments to the Regulation draft.

p)	Amendment Draft to the “Number Portability Regulation”

Through SECTIC Resolution 7-E/16 issued on September 16, 2016, the ICT Secretary declared the opening of the Consultation Document procedure provided by the General Regulation of Public Hearings and Communications Consultation Documents, in relation to the “Number Portability Regulation” Amendment Project. The presentation of opinions and proposals deadline expired on October 17, 2016. Personal presented its opinion to the amendments proposed in the published Project.

q)	“Consultation on Interconnection and ICT Services Network Access” Document

Through SECTIC Resolution 9-E/16: published on September 22, 2016, the ICT Secretary declared the opening of the procedure provided by the General Regulation of Public Hearings and Communications Consultation Documents in relation to the document “Consultation on Interconnection and ICT Services Networks Access”. On October 20, 2016, Telecom Argentina submitted to the ICT Secretary its opinions and proposals for the published consultation.

NOTE 11 –SUBSEQUENT EVENTS TO SEPTEMBER 30, 2016

a) Dividends Distribution

The Company’s Board of Directors, at their meeting held on October 24, 2016, approved the distribution of $540 as cash dividends in advance, subject to the ratification by the Ordinary General Shareholders´ Meeting in which the annual Financial Statements shall be considered, of which $264 (equivalent to $179.8 pesos per share) shall be paid as cash dividends in advance to the Class “B” Preferred Shares, and $276 (equivalent to $51.7 pesos per share) shall be paid as cash dividends in advance to the shares of common stock. The dividends in advance were made available to the shareholders as from November 7, 2016.

b)	Tuves’ shares purchase option

On October 4, 2016, Núcleo’s Board of Directors authorized the execution of the shares purchase option that TU VES S.A (Chile) granted to Núcleo in order to acquire the controlling interest in Tuves.

On October 6, 2016 Tuves’ shareholders accepted Núcleo’s proposal for executing the shares purchase option (70% Tuves’ total capital), which is subject to the CONATEL’s previous approval.

As of the date of issuance of these consolidated financial statements, the CONATEL has not concluded on this matter.

c)	Mobile Services Parcial Interruption

On October 5, 2016, while upgrading some Personal’s network equipment, an equipment failure caused difficulties in establishing voice communications in some random areas for approximately five hours. The rest of the mobile services, such as data, were not affected. Clients could continue communicating by data instant messaging and other applications without inconveniences. The failure affected approximately one million mobile subscribers across the country.

Due to this partial interruption, during October 2016, Personal subsidized to its prepaid subscribers a full day of calls to other Personal’s subscribers and also subsidized to postpaid subscribers a full day of their monthly charges.

d)	Notes’ Global Issuance Program

Personal’s Ordinary and Extraordinary Shareholders’ Meeting held on December 2, 2010 had approved the creation of a Note’s Global Issuance Program for a maximum circulation amount up to U$S 500 million or its equivalent in other currencies for a five year period. On October 13, 2011, the CNV had authorized the mentioned Program through Resolution No. 16,670.

NORTEL INVERSORA S.A.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date and expand the Program’s maximum circulation amount up to U$S 1,000 million or its equivalent in other currencies.

On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277.

On November 3, 2016 the CNV authorized the issuance of two series of Notes (Series III in argentine pesos and Series IV in US dollars) for a maximum amount up to $1,500 million each. Additional information on this subscription announcement can be consulted in the “Relevant Facts” section on the CNV website (www.cnv.gob.ar) and in the “Investors” section on Personal’s website (www.personal.com.ar).

e)	Loan with the IFC

On July 5, 2016, Personal accepted an offer from the International Finance Corporation (IFC) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing for an amount of up to US$ 400 million.

On October 6, 2016 Personal and the IFC signed the loan agreement for an amount of US$ 400 million and for a six year period, payable in 8 equal half-yearly installments since the 30th month, with a 6 month LIBO rate + 400bp. This loan will be used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments for this type of financial transactions.

On October 26, 2016 Personal received the loan proceeds for an amount of US$ 392.5 million (net of expenses of US$ 7.5 million).

Baruki González
Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50 – Floor 11

City of Buenos Aires

Tax Code No.: 30-64389741-1

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of September 30, 2016, the consolidated statements of income and of comprehensive income for the three and nine-month periods ended September 30, 2016, the consolidated statements of changes in equity and of cash flows for the three and nine-month periods ended September 30, 2016 and selected explanatory notes.

The balances and other information for the fiscal year 2015 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, as approved by the International Accounting Standards Board (IASB), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410), approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Nortel Inversora S.A., that:

a)	The condensed interim consolidated financial statements of Nortel Inversora S.A. are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)	We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	As of September 30, 2016, the debt of Nortel Inversora S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $126,358.61 and was not due at that date.

City of Buenos Aires, November 8, 2016

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Marcelo D. Pfaff Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 156 F° 84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: December 13, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations